SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 8, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Annual Report for the

Fiscal Year 2013

Banco Macro S.A.

ANNUAL REPORT FOR THE FISCAL YEAR 2013

ANNUAL REPORT FOR THE FISCAL YEAR 2013

TABLE OF CONTENTS

History	3
Grupo Macro	4
Competitive Strengths	4
Our Philosophy	4
Our Corporate DNA	5
To the Shareholders	6
Macroeconomic Context	6
Monetary Market and Financial System	8
Main Indicators of the Financial System	12
Description of the Business	12
Goals	12
Achieved Goals	13
Corporate Banking	13
Strategies and Actions	13
Banking Situation	14
Agribusiness Banking	15
Personal Banking	16
Strategies and Actions	16
Personal Banking in Figures	16
Products	17
Service and Quality	21
Channels	22
Technological Development	24
Quality	25
Corporate Image	27
Social Responsibility	31
Corporate Governance	34
Corporate Governance Guidelines	34
Control Environment	36
Committees	37
Risk Management	37
Compliance	38
Macro and its collaborators	38
Grupo Macro Results	40
Economic and Financial Situation	40
Solvency	41
Deposits	42
Loans	43
Liquidity	43
Results	44
Grupo Macro Main Indicators	45
Salient Events	45
Post Closing Events	46
Distribution of Dividends	46
Directors and Top Management Remuneration	47
Acknowledgements	47

Exhibit I – Corporate Governance Explanatory Report

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

History

Banco Macro starts operating as a non-banking financial institution in 1985, through the purchase of Macro Financiera. In 1988, it was granted the authorization to operate as Retail Bank by the Central Bank of Argentina. From then onwards and up to 1995, Banco Macro operated as a wholesale bank, being a pioneer in corporate bonds issue. It mainly acts in the areas of money market, trading of government and corporate bonds and financial services for medium and large companies.

Then, Banco Macro substantially changes its business strategy, focusing on the retail banking in market areas with low level of banking transactions and high growth potential. Following this course, since January 1996, during the privatization process of several provincial banks, Banco Macro starts acquiring the capital stock of the following provincial banks: Banco Misiones (93%), Banco Salta (98%) and Banco Jujuy (100%).

In December 2001, with a strong position in the northern area of the country already achieved, Banco Macro decides to extend Argentine presence through the purchase of 59.58% of the capital stock of Banco Bansud S.A.; this entity was the leading private bank in the southern territory of Argentina, with significant experience in its area of influence and a large branch network.

In August 2002, Banco Macro acquired 36 branches of Scotiabank Quilmes. The following year, 2003, Banco Macro and Banco Bansud shareholders decide to merge both financial institutions with the strategic objective of creating an institution with presence in the whole territory of Argentina.

In December 2004, maintaining its objective of constant growth and expansion, Banco Macro acquired Nuevo Banco Suquía S.A., becoming the largest private sector branch network in Argentina with the highest coverage in the interior of the country.

During 2005, continuing with its growth and expansion strategy, Banco Macro acquired all the assets and liabilities of Banco Empresario de Tucumán C.L. and Banco del Tucumán, maintaining Banco del Tucumán as financial agent for the province.

By the end of March 2006, Banco Macro´s shares were publicly listed on the New York Stock Exchange (NYSE), being the first Argentine company to be listed abroad since 1997. Banco Macro´s shares debut, had a rising price.

In May 2006, Banco Macro acquired Nuevo Banco Bisel S.A., incorporating a bank with a strong presence in the central area of the country, allowing us to reinforce our commitment to be a multiservice bank, which chiefly knows and is near the people.

In October 2007, the merger with Nuevo Banco Suquía S.A. was done and two years later, in August 2009, the merger with Nuevo Banco Bisel S.A. was completed.

In September 2010, with the intention of reinforcing the strategy in Buenos Aires area, Banco Macro acquired Banco Privado de Inversiones S.A. from which 95% of the customer portfolio was distributed in the City of Buenos Aires and Greater metropolitan area of Buenos Aires. This was a fundamental step to consolidate the bank´s nationwide position, provide better quality of service and offer more and better products to our customers.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

In December 2013, Banco Macro completed the merger with Banco Privado de Inversiones S.A.

Grupo Macro

Competitive Strengths

Our Philosophy

Growth:

We invest in the country and believe that profitable growth is essential for our organization.

Innovation:

We implement early detection of the opportunities the markets always offer and immediately respond with products and services.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Service Attitude:

We are convinced that knowing our customers, providing customized service and providing immediate answer, are and shall be, our distinctive features.

Organization:

We are committed to work with a flexible and efficient organization structure, supporting all processes with appropriate technology and giving a quick response to the environment changes and pressures, without losing balance. The focus shall be placed on prevention, without restricting the dynamism of or organization.

Work Environment:

We promote a working environment that stimulates responsibility, an executive-like attitude, commitment, results, loyalty, honesty, good communication and team work.

Our Corporate DNA

VISION	“Banco Macro wants to be recognized as the leading bank in customer satisfaction”
MISSION	“At Banco Macro we work every day to build trustworthy relationships and to differentiate for our unique ´customer protection´culture”
VALUES	CLOSENESS	DILIGENCE	SELF-DEMAND	COMMITTMENT WITH DEVELOPMENT

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

To the Shareholders

In compliance with the legal and statutory provisions currently in force, the Board of Directors submits to you this Annual Report, the Financial Statements, Auditing Committee’s Report, and other documents in connection with the 48th Fiscal Year, which ended on December 31, 2013.

Macroeconomic Context

The global context showed very diverse growth paces, which influenced the performance of Argentine economy.

U.S.A. and Europe, representing 45% of the global wealth, showed a 1.8% expansion, and a 0.4% slowdown, respectively, thus continuing along the fragile recovery path after the 2008/2009 crisis, under the burden of the tax and debt adjustment, which was partially offset by the expansive monetary policies followed by the respective central banks.

China, the second world economy, with 11% of the global GDP, restrained its expansion to a yearly 7.5% after having grown around 10% annually in the past 30 years. Even with less growth, its demand for raw materials continued to be a strong support for the producing regions, especially Latin America.

Our region kept its growth pace under the effects of two opposite forces. On the one hand, the export volume slowdown along with a reduction in the prices of commodities, and the slow dynamics of Brazil due to its anti-inflationary policy. On the other hand, acting an invigorating force, there was a smooth inflow of financial capitals and direct investments.

Latin America kept a 3.5% expansion, similarly to the previous year. Meanwhile, Brazil showed an annual 2.4% improvement, thus recovering compared to last year. However, this growth was smaller than the average of the past 10 years.

Within this external context, Argentina grew by 4.8%, more than doubling its performance of 2012, but below the 7.2% average pace showed since year 2003.

Source: INDEC

The commercial balance reached USD 9 billion million and fell by 29% compared to the previous year, which was the result of exports that amounted to USD 83 billion, and imports for USD 74 billion.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Exports grew by 3%, invigorated by agricultural and industrial manufactured products, as a consequence of a 4% rise in volume, and a 1% reduction in sales prices. Energy exports continued to decrease, in both price and volume.

Meanwhile, imports grew by 8% in value, as a result of a 3% rise in purchase prices, and by 5% in amounts. This increase was most significant in energy imports, which were followed by consumer and capital goods imports.

12 Months
In million USD
Exports	Primary	MOA	MOI	Fuel	Total
2012	19.05	27.47	27.52	6.88	80.92
2013	19.30	30.05	28.41	5.25	83.02
Value Var.	1%	9%	3%	-24%	3%
by price	7%	-1%	-3%	-6%	-1%
by volume	-5%	10%	6%	-19%	4%

Imports	Capital Goods	Raw Materials	Cons. + Automobile	Fuel	Total
2012	26.27	19.99	12.97	9.26	68.50
2013	28.18	19.57	14.82	11.41	74.00
Value Var.	7%	-2%	14%	23%	8%
by price	0%	3%	1%	-2%	3%
by volume	7%	-5%	13%	26%	5%

Source: INDEC

MOA (MAO): Manufactured products of agricultural origin

MOI (MIO): Manufactured products of industrial origin

The expansive tax policy led to a 33% increase in the primary expense (current and capital expense), thus totaling ARS 740.21 billion, equivalent to 27.7% of the GDP.

National government revenues grew by 30%. Tax income related to the activity and to the external sector grew by 22%.

Source: Ministry of Economy and Public Finance

Thus, the national public sector recorded a primary deficit of ARS 22.29 billion, equivalent to 0.8% of the GDP. With the payment of interest computed, the financial deficit was ARS 64.62 billion or 2.4% of the GDP, similar to that of the previous year.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Due to the debt cancellation policy, the BCRA funded the National Government for its Argentine pesos and currency deficit, which meant a greater issue of money by the institution.

In the last months of the year, the Government started an external risk mitigation process through an increase in the devaluation pace, quantitative restrictions on imports, and heavier taxation on first-rate goods and on the use of currency for tourism.

Consequently, the actual growth of year 2014 would be lessened, while an improvement of external competitiveness might occur.

Monetary Market and Financial System

Throughout the year 2013, monetary aggregates grew at a pace faster than that of the nominal GDP, thus reflecting a slight and new improvement in the monetization of economy.

The Monetary Base, private M2, and M3 rose by around 31% yearly on average, 7 points above the nominal GDP evolution.

Source: BCR and INDEC

Said results were the consequence of the monetary policy, complementary to the fiscal actions, which allowed an additional growth throughout the year 2013.

Source: BCRA

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

The decrease in the Monetary Base creation pace was accounted for by the sale of foreign currency and the investment of ARS 6 billion in absorption instruments in order to reduce by two points the interannual issue.

	Monetary Base			Expansion Factors			Purchases	Reserves
	Avg. Dec.	Var. %	Var. ARS	Government	Currency	Tits BCRA	Billion USD	Var.	Stock
2007	96	25%		-5	32	-7	10	14	46.2
2008	106	10%	10	-8	-3	21	-1	0	46.4
2009	119	11%	12	0	13	-1	3	2	48.0
2010	156	32%	37	19	46	-28	12	4	52.2
2011	210	35%	54	39	13	2	3	-6	46.0
2012	292	39%	82	60	41	-19	9	-2	44.3
2013	362	24%	70	109	-33	-6	-5	-14	30.6

Source: BCRA

The BCRA reserves totaled USD 30.6 billion in December 2013, falling in the year by USD 13.7 billion, of which USD 5.4 billion funded the private deficit, and USD 8.3 billion covered the National Government’s external debt payment of interest and service.

The financial activity within the mentioned context maintained a strong development consistent with the monetary aggregates, with an increase in the deposits and credits of the Financial System of 26% and 30%, respectively, throughout the year.

The total credit granted by the financial system reached 19% of the GDP, thus increasing 6 points compared to 2009. The private sector was granted 95% of said credit.

Source: BCRA and INDEC

As regards deposits, two very different types of behavior were noted during 2013. Private sector deposits grew by 29% (73% of FS), totaling ARS 529 billion, while those of the public sector increased by 20% consistent with the greater national and provincial tax deficit.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Private deposits in pesos rose by 30%, and those in US dollars fell by 14%.

Private demand – or transactional – deposits in pesos (checking account and savings account) grew by 26%, while time deposits rose by 35%.

Total loans of the financial system added up to ARS 520 billion, thus rising by 30% as a result of the placements made in the private sector (92% of the credit portfolio), which grew by 31%, while public credit only increased by 18%.

In private loans, the consumer segment (personal and credit cards) grew by 37%, while those granted to companies increased by 27%, though they were partially affected by a decrease in credit lines in foreign currency.

Deposits (monthly average)
	Private
	Billion ARS			Billion USD	Total	Public
	Demand	Term	Total	USD	$	Billion ARS	Total
Dec-10	122	82	204	11.5	250	111	361
Dec-11	144	118	262	12.1	316	124	439
Dec-12	196	176	372	7.8	410	161	571
Dec-13	247	238	484	6.7	529	193	722

2010	33%	28%	31%	15%	29%	63%	38%
2011	18%	45%	28%	5%	26%	12%	22%
2012	36%	49%	42%	-36%	30%	30%	30%
2013	26%	35%	30%	-14%	29%	20%	26%

Loans (monthly average)
	Private
	Commercial	Consumer	Secured	Total	Public	Total
Dec-10	94	66	30	191	20	211
Dec-11	139	99	44	282	27	310
Dec-12	176	132	58	366	35	401
Dec-13	223	181	75	479	41	520

2010	44%	38%	17%	37%	17%	35%
2011	48%	49%	46%	48%	35%	47%
2012	27%	34%	30%	30%	27%	29%
2013	27%	37%	31%	31%	18%	30%

The faster expansion pace in credit placements with respect to liabilities led to a lower systemic liquidity, as reflected in the drop in the holding of Central Bank bonds by the financial system.

Interest rates increased throughout the year due to the higher pace of devaluation and growth of loans compared to liabilities. The Badlar rate paid by private banks increased by 422 points, thus exceeding 20% per annum in December. On the other hand, lending rates for Personal Advances and Loans grew by 420 and 360 points, respectively.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Source: BCRA

Within the context of lines of credit managed by the BCRA (mainly the so-called Line of Credit for Productive Investment), the financial system accumulated placements for ARS 55 billion equivalent to 10.5% of the total portfolio. More than half of said amount was granted to the segment of small-sized companies.

The greater volume of intermediation, stability of Spreads, and increasing bankarization, in addition to a low delay in payment rate due to the economic dynamics, resulted in year 2013 profits (11 months) reaching the sum of ARS 25 billion, growing by 39%, which represented an average return on equity of 25.9%.

Consequently, the soundness of the financial system was strengthened, which has had positive results for nine years now, reaching a capitalization level of ARS 117 billion (November 2013), which showed a 31% increase, and which exceeds by 72% the minimum amounts required by the BCRA.

The solvency of the financial system would make it possible to deal with contingent scenarios of economic volatility.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Main Indicators of the Financial System

The following table shows the evolution of the main indicators of the financial system.

	Unidad	2006	2007	2008	2009	2010	2011	2012	2013 (1)

Assets	Billion ARS	258.4	298.0	346.8	387.4	510.3	628.4	790.0	985.5
Private Loans	Var. %	41%	40%	23%	8%	37%	48%	30%	31%
Liabilities	Billion ARS	225.4	261.1	305.4	339.0	452.8	558.3	699.2	868.4
Deposits	Var %	24%	21%	14%	14%	38%	22%	30%	26%
Shareholders' Equity	Billion ARS	33.0	36.8	41.4	48.3	57.6	70.1	90.8	117.0
Results (gain/loss)	Billion ARS	4.3	3.9	4.8	7.9	11.8	14.7	19.4	24.5
ROA	%	1.9%	1.5%	1.6%	2.3%	2.8%	2.7%	2.8%	3.0%
ROE	%	14.3%	11.0%	13.4%	19.2%	24.4%	25.3%	25.7%	25.9%

Private porfolio irregularity	%	4.5%	3.2%	3.1%	3.5%	2.1%	1.4%	1.7%	1.8%

Leverage - Liabilities / Shareholders' Equity	Times	6.8	7.1	7.4	7.0	7.9	8.0	7.7	7.4

Source: BCRA

Description of the Business

Goals

Strategically, we have established the following goals:

•	Increase the outstanding loan portfolios, and improve our relative position in the Credit Card market.

•	Achieve growth atomized in the funding sources, in both demand balances, and time deposits.

•	Continue granting funding to the Private Sector, thus contributing to the economic development of the regions where we operate, in transactions with good repayment capacity and proper guarantees.

•	Strengthen the use of all channels in attracting customers, and the sale of products.

•	Increase the volume of new attracted individual customers by focusing on the segments, which allow us to achieve effectiveness and a better result of the cost-benefit equation.

•	Deal with all segments of Corporate Banking customers, especially the micro business, small business and agribusiness segments, making the most of the advantages that our extensive nationwide network of branches gives us.

•	Increase funding to companies through a broad offer of credit products that meet the profile and needs of each customer.

•	Increase the sale of transactional products to companies, focusing on payment and collection services provided to medium- and large-sized companies.

•	Maximize profitability by taking advantage of new business opportunities with existing and new customers, ensuring financial margins, increasing fee income, and continuing with actions aimed at controlling delays in payment.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Achieved Goals

We increased the generation of income from services, and grew in financial intermediation, with a healthy portfolio, maintaining the atomization of business.

We have increased operating effectiveness, by taking advantage of scale economies, and encouraging the use of alternative channels by customers.

We continued to improve our customers’ level of satisfaction in connection with the services we offer to them as the main loyalty development tool.

We optimized the use of our customers’ information to serve as a tool to allow us to improve the results of commercial and sale actions.

We developed further the branch network management model, and enhanced the development of the network with new openings, improving regional business opportunities, and segmenting the points of service and sale, in accordance with the specific characteristics and needs of our customers.

We continued to position Macro Credit Cards in the mind of our customers.

We continued to optimize operating effectiveness in branches to provide more and better services to our customers, by adding Loans through Home Banking to those already existing, loans through Automated Teller Machines and Phone Banking.

We promote the Product “Macro Débito” Debit Card, as a means of payment in stores, by encouraging the use of this card under promotion plans.

We kept on developing the different alternative service channels, making different means available to Customers, so that they can carry out their financial transactions without any time restriction, at their convenience, simply and safely.

Corporate Banking

Strategies and Actions

For the fiscal year 2013, strategic commercial action goals were focused on developing the following:

•	Deal with all segments of Corporate Banking customers, especially the micro business, small business and agribusiness segments, making the most of the advantages that our extensive nationwide network of branches gives us.

•	Increase funding to companies through a broad offer of credit products that meet the profile and needs of each customer.

•	Contribute to the economic development of the regions where we operate, in transactions with good repayment capacity and proper guarantees.

•	Increase the sale of transactional products to companies, focusing on payment and collection services provided to medium- and large-sized companies.

•	Maximize profitability by taking advantage of new business opportunities with existing and new customers, ensuring financial margins, increasing fee income, and continuing with commercial actions.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

•	Consolidate growth atomized in the funding sources.

•	Launch a new Cash Management service model, distinguishing the wholesale sector (Corporate and Megra (medium- and large-sized companies) Banking) from the retail sector (PYME (small- and medium-sized businesses) and Agribusiness).

Banking Situation

Like in previous years, the goals set for 2013 were focused on further strengthening our leadership position in the corporate banking business, projecting a growth rate above the mean rate of the system as regards the loan and deposit portfolios, and also promoting the sale, by means of cross-selling actions, of associated transactional products

To this end, the following was essential:

•	The addition of 3 new branches into our wide network that covers the entire country, and the consolidation of the new decentralized corporate service model, by means of the inclusion of Corporate Specialist Centers.
•	The strong support, like in previous years, given to Small Businesses mainly in the Pymes (Small- and Medium Sized Businesses) and Agribusiness segments.
•	Our constant search to improve our offer of products and services, in order to adjust them to the needs of each segment and meet the highest standards of quality and service.
•	Strengthen the loyalty of our customers through new sales of products and services that meet the financial and transactional needs of each company.
•	Maintain a sustained growth of our portfolio of Demand and Time Deposits.

In 2013, the Corporate Banking outstanding loan portfolio showed again significant results, as it achieved a 20% accumulated growth in the credit portfolio.

This evolution was driven by the increase in long-term financing lines, mainly consisting of loans secured by pledge (+54%), loans secured by mortgage (+68%), as well as Discounted Checks (+38%), also accompanied, to a lesser extent, by an increase in our Other Loans portfolio.

Like in the previous year, the contribution of the Agribusiness and Pymes (Small- and Medium-Sized Businesses) segments was fundamental; they turned out to be the most dynamic banking sectors achieving interannual growths of 31% and 25%, respectively, in their assets portfolio.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Pyme = Small and medium sized companies

Megra = Medium and large sized companies

The deposit portfolio showed a favorable evolution, mainly as regards deposits in local currency, which increased by 38.4%, and made it possible to mitigate the reduction in the balances of dollar accounts present throughout the year in the entire financial system. In this respect, deposits grew by 36.2% in 2013, surpassing the evolution of the financing granted, and making it possible to improve the solid relationship between loans and deposits.

Agribusiness Banking

For this segment, 2013 was not homogeneous in all the areas of traditional crops, some of which achieved better results, even within the context of a second consecutive low-yield campaign. In spite of this fact, the sector continued to appear as one of the most dynamic of the economy.

We assisted more than 17,500 agricultural producers by increasing working capital funding, and most importantly, we supported the level of investments throughout the agribusiness chain. Furthermore, we financed 1011 investment projects in the amount of ARS 613 million through the Credit Line for Productive Investment, tranches II and III.

MacroAgro Cards management continued with the product growth cycle, as effectiveness in account activation improved, and the consumption volumes and portfolio balances increased by 272% and 95%, respectively, thanks to the continuous commercial management of new alliances.

Small- and Medium-Sized Business (Pyme) Banking

The decentralized business service model is most successful in Pyme Banking. Our wide network of branches allows us to reach Small and Micro Businesses spread across the country, which positions us as market leaders in the major regions of the provinces. In 2013, Pyme Banking’s loan portfolio achieved a 45% growth, with a remarkable increase in medium- and long-term financing.

Under the Credit Line for Productive Investment, we succeeded in financing investment projects for more than 2500 companies, for a total amount of ARS 1.13 billion. In this respect, the Bank’s strategy was fundamental, as it was focused on using almost 70% of funds to finance the MiPymes (Micro, Small, and Medium Businesses) segment, with the aim of reaching a greater number of customers with a wide offer of products under a quick-approval system.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

As regards the evolution of liabilities of the Bank, it is important to emphasize the significance that Small and Micro Businesses had as a source of funds, which represented a 27% interannual growth and provided 51% of the total deposits of the Corporate Banking.

In order to further improve our offer of products and provide the best service to our customers, during 2013 the Macro Pymes product package was consolidated, which was designed to meet the requirements of companies with a turnover of up to ARS 20 million, and facilitates transactional services and flexible credit lines to satisfy every financing need. In addition, “Prenda Ágil” was included in the family of products, a tool designed for the financing of agricultural vehicles and machinery for our Pymes.

Personal Banking

Strategies and Actions

The strategic goals defined for Personal Banking have been satisfactorily achieved. We have continued with the participation in the market of the lines oriented to the financing of consumption, maintaining a sustained leadership and the competitive positioning of the portfolio of personal loans, as well as a significant growth in credit cards.

Along that line, and in pursuit of continuing to grow in the credit card market, we intensified actions tending to achieve an increase in total consumption and assets.

The credit quality of the portfolio was maintained, by optimizing the relationship between risk and benefit with respect to our customers. Furthermore, we improved the use of our customers’ information as a tool to generate better commercial sale and loyalty development actions, and improved operations to prevent delays in payment.

Worthy of mention is the fact that we were able to improve efficiency ratios in the marketing of products through the implementation of new channels (external vendors, and sales force).

Personal Banking in Figures

As a result of these actions, the Personal Banking loan portfolios grew by 31.9% in 2013, thus remaining in the second place among the financial system institutions, due to the volume of its portfolios of personal loans and credit cards. The greatest growth occurred in the following segments: the Retired, with 47.8%, Private Salary Plan, with 33.3%, and Public Salary Plan, with 21.5%.

As regards the Personal Banking deposit portfolios, there was a 33.5% growth during the same period; demand deposits increased by 38.5% in the Retired segment, 36.5% in the Public Salary Plan segment, and 31.7% in the Private Salary Plan segment.

The implemented actions, and the coordination of said actions based on the potentiality of each of the regions where the bank operates, have made possible a balanced increase in the deposit and loan portfolios.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Products

Personal Loans

During 2013, this portfolio grew by 27%, which represents a net increase of ARS 3 billion; thus there was a 66% increase compared to the 2012 increase (ARS 1.8 billion).

These figures allow us to continue to lead the market, with a 13.9% share.

This year, growth was strongly associated with direct and mass communication campaigns, which had been started in mid-2012, through means highly effective as to contact, and of low cost and innovative because of the communication channel. Text, Voice and Multimedia messaging actions were added to those already implemented.

With these communication tools, we managed to reach every customer with a Pre-Approved Loan offer, with a tenfold increase in the number of communications sent compared to 2011, when we did not have yet any of these communication tools. All this was possible without any increase in campaign costs.

Additionally, and with the aim of being closer to the customer and generate automatic granting mechanisms, we added two new channels for the granting of Personal Loans, called “ProntoCash Online” through which the customer can get a Loan in seconds directly from the Bank’s Home Banking, and “Prontocash Telefónico” (by phone) through which the customer can call the Bank’s 0810, and if the loan is pre-approved, they will also be credited the cash immediately in the account.

Credit cards

We worked on an aggressive plan for the acquisition of new accounts and customers, and, in addition to this, direct Marketing campaigns were developed to encourage use and consumption by means of outgoing calls with more than 50 thousand contacts monthly, and incoming calls that exceeded 10 thousand monthly, which were supported by a mailing program.

The big challenge was to learn new skills concerning the intensification of personalized actions with customers, whereby we achieved coexistence of more moderate promotions with an increasing use of campaigns of direct marketing addressed to every customer.

Increase in sales was achieved by means of campaigns based on the issue of credit cards, with 500 inactivated units, and 200 thousand pre-approved units, with which the issue of more than 360 thousand sold cards ends, representing a 15% higher than 2012, which marks a new record for Grupo Macro.

We maintained the promotion strategy at the point of sale, through incentives?, such as discounts and regular payments at no interest, and at the same time we reduced investment as we continued with an indicator improvement campaign, and thus achieved the following results:

•	Additionality: 18% growth of credit cards with consumption.

•	Automatic debits: volume was increased by 41%.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

As a result of these actions, the credit card portfolio of Grupo Macro continued to increase its relative market share and was ranked the fourth bank in size, exceeding the 7% share in consumption.

The main indicators of the product show a significant growth compared to year 2012, which turns out to be higher than the market growth:

•	Credit Card assets above 6 billion ARS, which means a growth above 30%.

•	Consumptions for 15 billion ARS yearly, which represents a 55% increase.

Furthermore, the product took a technological leap, with the launching of the Chip card. This new function is aimed at preventing fraud attempts in countries where that risk is very high

Towards the end of 2013, we exceeded for the first time one million active customers who receive a statement, as a consequence of the aggressive plan of acquisition and implementation of activation and indicator improvement campaigns.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Debit Cards

This product occupies a prominent place within the strategies aimed at generating a greater transactional relationship with customers, which encourage the use of the accounts. Its supplementary objective is the development of checking account balances by reason of the growth in deposits in transactional accounts, thus increasing the base of demand deposits.

Because of this strategy, the transactional level showed a 40% increase in the monetary volume of purchase operations, and exceeded by 11 points the Visa system growth for the same period. It should be mentioned that the number of purchase transactions grew above 31% in the year.

Both improvements are the result of the implementation of promotional actions and benefits for different segments of customers in different areas according to their needs.

The number of Debit Cards currently exceeds 2,300,000, representing a portfolio growth of approximately 5%.

Macro Mobile Banking

This channel has had a very important development this year, with 50,000 current customers who signed up for the service and are currently active. The number of completed transactions has increased fourfold, and monetary amounts have risen threefold.

Consistent with the users’ characteristics, and the technological trends that support the development of the service, the application "Macro Mobile Banking" is available at the principal virtual stores.

Automated Teller Machines

Grupo Macro ranks as the first bank as regards the number of Automated Teller Machines (ATMs) of the Banelco Network, with more than 1133 installed units.

During 2013, we implemented new actions aimed at maintaining high standards of security, service quality and availability of the ATM Network, by means of preventive training and management strategies. As a result of this strategy, the average annual service level had a great performance, and this positioned Banco Macro as one of the best performers for quality of service, an aspect that acquired a special dimension, if we take into account quantity and geographical spread of the fleet of automated teller machines installed by Grupo Macro.

Furthermore, we continued strengthening and technologically renewing our ATM fleet. In this respect, the following was done:

•	500 units were installed (76% for replacements, 12% for new positions, and 12% for reinforcement of positions).
•	100 automated teller machines with cash recognition and online deposit crediting.

All these actions resulted in an increase in transactions, which were more than 120 million, representing a 10% increase compared to the transactional volume of the fiscal year 2012.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Retail investments and funding

Within the context of an atomized funding strategy, the Bank has continued to pay properly interest on the Time Deposits of retail investors, which allowed us to retain approximately 10% of the market of deposits of less than one million Argentine pesos.

In the middle of this year, we implemented a rate segmentation strategy by amount range for time deposit investments, through automatic channels (MacrOnline and Call Center), the purpose of which was to offer a time deposit rate for each amount period, and thus pay interest on time deposits in a more rational way based on the investor’s profile. Thanks to this, we managed to continue encouraging the use of automatic channels making operations more profitable and maintaining our competitive position in the market.

Consistent with the facts mentioned in the first paragraph, special emphasis was placed on the growth of demand deposits, where growth ratios higher than the market ratios were achieved.

The strategy was based on a greater commercial focus on the development of customer segments consistent with what has been mentioned: Salary Plan, and Premium Customers. Participation of these customers in total deposits has grown during 2013. In the Salary Plan segment, the increase is higher than the System average.

One of the alternatives we have offered to customers in 2013 is the YPF Corporate Notes. The Bank has achieved a good position in the market of retail investors in this type of non-traditional instruments by running communication campaigns based on our knowledge of customers, and making subscription available to customers through Home Banking, thus generating a strong loyalty development impact on customers who did not operate in the Bank with Securities.

Accounts and Packages

Accounts and Packages constitute the channel of the above-mentioned demand deposits, and one of the main “promoters” of fee income.

Within the context of the business optimization project, we worked intensively on a gradual process of migration from paper statement to digital statement, addressing those customers who have a valid e-mail account registered with the Bank. Prior to migration, a marketing piece was attached to monthly statements to promote the e-statement service, and an e-mail was sent informing the main advantages of that service: security, convenience, and quickness, with which we were able to improve the customer service quality since we can use this contact means to communicate any type of commercial actions. This strategy meant significant savings, as represented by all the customers who replaced the printed statement with the digital statement.

Towards the third quarter, the mass incorporation of family allowances into the banking system was effected, which meant the opening of more than 45,000 accounts, thus allowing customers to have a bank account and withdraw with their debit card their family allowance and obtain special benefits.

This required the adjustment, within a short time, of commercial processes, systems and models, so that we could handle the mass opening of accounts without affecting the product quality and customer service. This action was successfully achieved.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Insurance

We continued working to maintain the sustained development of the mass insurance business, conducting commercial campaigns, which allowed us to maintain the Bank’s position as a reference model for the individual customer insurance banking market.

With the aim of increasing our offer of products, this year we began to market the “Protection on the Streets” insurance, which gained wide acceptance among our customers, in both the Branch channel and telephone sales.

In short, the total actions performed contributed to the growth of the stock, which showed a 13% increase in the number of policies, compared to the previous year, in addition to the increase in the commissions earned, the result of which was remarkably higher compared to the closing of fiscal year 2012.

Segments

The development of the segments Retired (approximately 920 thousand customers), and Salary Plan (approximately 1.620 thousand customers), was consolidated by means of differentiated strategies consistent with the relative importance of these customers within the total customer portfolio.

For the Retired customers, we conducted “Financial Education – Not Afraid of Going Wrong” campaigns to encourage those customers to learn to use the automated teller machine with a simulator, and sent direct marketing pieces to welcome the new customers and offer them exclusive benefits.

Furthermore, campaigns were organized to widen the use of debit cards for consumption. These campaigns allowed 65% of the Retired to use the Automated Teller Machine and 30% to make purchases with the debit card.

Meanwhile, , we carried out different loyalty development actions addressed to our premium segment Customers, such as, digital birthday salutation, mailing to the customer’s address a Welcome Pack for those who applied for a Premium or Selecta Package, and a birthday gift for those who maintain a current Package for more than one year. This strategy was accompanied by actions concerning the Premium Centers, and enabled us to increase the stock of these Packages, which exceeded 500 thousand.

On the other hand, actions with our corporate customers enabled us to make new salary plan agreements, and consolidate the relationship with companies that receive our salary payment service. This has generated an annual growth of 16.6% in current agreements, and 12.4% in salary payment service agreements, which allowed a growth of 22,000 salary plan customers, and resulted in an increase in the portfolio value.

Service and Quality

In Banco Macro we work every day on building a care and trust relationship with our customers, who are the essential base of our service culture.

During 2013, we continued focusing on the speeding-up of processes in automatic channels, offering customers more affordable and flexible services.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

In this respect, we focused our best efforts on encouraging the use of Home Banking.

➢	We increased by 17% the operations carried out through these channels compared to the previous year, as, on average, 13.2 million operations per month took place.

➢	The evolution of users shows a 15% growth in active users, which amounts to 440,794 users in December 2013.

Channels

“IS” (Integral Service) Customer

This service allows our customers to access our automatic channels by means of a single PIN. We implemented the generation of the “IS” (Integral Service) Customer PIN through the ATM for Personal Banking customers, in order to speed up this process both for customers and Branches. This had a strong impact on the increase in the number of users, 15%, given that this service facilitated access to automatic channels.

To assist in this process, we stressed the importance of Branches guiding customers on the new PIN generation at the ATM, and for that purpose, we provided plenty of instructive and promotional material (brochures, leaflets, posters, instruction booklets, etc.).

MacrOnline (Home Banking)

During 2013, we worked very hard on making accessible to everyone the Home Banking channel; the name Macro Direct was changed to MacrOnline, and with the re-launching of the channel, we placed great emphasis on transparency to users. Along with this change, an intensive TV advertising campaign was conducted to encourage and train people in its use.

A MacrOnline simulator/tutorial was created, accessible from the web page, to guide customers on how to get the PIN, through the functionalities that the Home Banking service offers, and give them advice on security.

The granting of pre-approved loans for Individuals on MacrOnline was authorized and implemented. Under this system, funds are credited on the spot, and currently, we are working to inform customers about the possibility of getting a loan for a higher amount at the Branch.

An improvement in the use of Transfers via CBU (single bank code) for Individuals was implemented, and this service was also made available to Companies. We are working intensively to develop the investment procedure: Mutual Fund operations, and purchase-sale of securities. This service will be implemented during the year 2014.

Branches incorporated the Credit Card statement printing service at the MacrOnline stations, which thus expedited service in branches.

Other ongoing projects: Collection/published debt, and incorporation of commercial news in MacrOnline for companies that signed a Salary Plan agreement.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Self-Service Terminals (SST):

Macro has Self-Service Terminals distributed across the Branch Network throughout the country, which offer a wide range of operations, and the possibility of making deposits 24 hours a day, 365 days a year.

Banco Macro currently has 836 Terminals, 232 of which are operative 7x24.

We continue working on the incorporation of the smart check deposit functionality with the aim of reducing operating tasks in the Branches.

The PPV (pension payment voucher) service was implemented in the SSTs, thus extending the availability of this service for the retired to the whole network of branches.

Call Center:

Through the Call Center, our customers have access to a quick and effective service whereby they can perform different operations and make inquiries, under two systems:

•	Personalized service provided by highly trained staff.
•	Automatic service supported by state-of-the-art technology available 24 hours a day, every day of the year.

As regards automatic service, we are working on a platform change, which will facilitate navigation through the different options, and greater flexibility for making future changes/improvements in the functionalities offered. This project will be implemented in 2014.

In 2013, resources were increased by 10% compared to the previous year, distributed between the Call Center and the MacrOnline Help Desk.

This service channel grew in number of calls by 12% compared to the previous year, reaching a monthly average of 165,000 calls received, with a 91.4% service level.

The major milestones of this year were:

•	Automatic Telephone Service Menu – Loans: In May, a new option was put into operation on the Call Center welcome menu, which allows the customer who calls 0810-555-2355 from Monday to Friday, from 08:00 through 22:00, to apply for a Personal Loan, in addition to a Credit Card. This can be done through option 4 (four) on the welcome menu.
•	YPF Corporate Notes: In 2013, four public auctions were conducted for the sale of YPF Corporate Notes, classes XIV, XVI, XXI and XXVII.
•	Internal Audit: In August, the Internal Audit of our Quality Management System was carried out. Results from said audit were satisfactory.
•	ISO 9001:2008 Follow-Up Audit: Also in August, the second Follow-Up Audit was carried out. Its results were satisfactory.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Technological Development

Projects:

In 2013, we continued with the implementation of the system to Handle the Flow of People through Turn Terminals at Branches and Payment Centers, and incorporated 60 Service Points distributed across the Bank’s Divisions, reaching a total of 230 Service Points having this methodology. This allows us to make more efficient and orderly the handling of public, as well as provide us with information to make decision-making easier.

At the same time, we worked on the implementation of significant improvements, in order to achieve an increase in quality, and expeditious service.

For such purposes,

•	We implemented the pilot system “Double Reception at Branches”, namely: Morón (Branch No. 575), Quilmes (Branch No. 519), Head Office (Branch No. 540). We could see that at these points, waiting time was reduced, and we were able to detect sales opportunities.

Furthermore, the menu of operations displayed was reduced, which facilitated selection and navigation through Turn Terminals by Customers.

Generation of service and waiting time standards in Branches:

We worked throughout the year on the definition of Service and Waiting Time Standards to improve the service provided at the Tellers area, where we managed to reduce waiting time by 25%.

In a second stage, we focused on analyzing the commercial platform data in order to determine indicators which allow us to know in detail the distribution of executives’ service times, and be able to identify improvement opportunity areas, not only to increase sales, but also for a more effective allocation of resources according to the flow of customers of each business unit.

Complaint Management Module (CRM)

As from April, we incorporated a new module within the CRM application, which gives us the possibility of having an integral vision of each of our customers, so that we can provide them with a high-quality personalized service.

This tool allows us to optimize the management and administration circuit, facilitates the entry of complaints by completing specific fields, concentrating the whole management among the areas involved within the same tool. Thus, control of response times of each area is simplified, by means of activity due date Alerts, and our customers can be notified of the favorable resolution of complaints via e-mail.

This will speed up response times by 30% as regards monetary complaints.

Management of Contingencies and Services

The Technological Platform for the Management of Contingencies and Services provides the transparent automation of work processes in the Bank. For the new period, we are working on the incorporation of an application which will help to obtain reports and statistical data, and to arrange the handling of matters based on what was entered on said Technological Platform, always with a focus on better service, through the detection of deviations and recurrent issues for a deeper analysis, so that we can pinpoint problems, and improve operating or regulatory processes.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Switchboard Project

Implementation of IP Technology throughout the telephone service system. Thus, voice and data communications will be centralized in only one network. This allows us to maintain a unified system for all regions, better quality of calls, and a reduction in maintenance costs. There remain only two regions to receive this technology for implementation to be completed.

At the Buenos Aires Switchboard, unification has been completed, and we have obtained excellent results: outstanding improvements in communications, response time and customer service quality, which greatly depend on the implementation of new hardware and software, which work under this technology.

CCC – Customer Contact Center

Its function is to contact our customers by phone about specific operating matters, as defined in the organization. It was created as a response from the Customer Service area with the aim of providing Branches with support, and optimizing certain customer contact operating tasks.

Monitoring of Automated Teller Machines:

With a total of 1133 Automated Teller Machines operating throughout the country, we are ranked among the first positions in the Banelco Network ATM service availability ranking, due to the work done by the officers in charge of branches, and the permanent control by the automated teller machine monitoring sector.

Quality

The Quality department coordinates, performs and analyzes a wide range of market surveys on the needs and opinions of our customers, their likes and preferences and, above all, team work to achieve our customers’ satisfaction.

We have re-launched our Opinion Poll throughout the network of branches, where we have an integral view that measures not only our customers’ satisfaction but also the business variables and market position of our branch network.

As a consequence of the 2012 External Customer Satisfaction Survey, we felt the need to go deeper into certain variables that led us to carry out the following studies: Study of the Habits regarding the use of automatic channels (through which channels he operates, how he rates them and future vision of technology), Communication Study (what and how do our customers want us to communicate), Satisfaction Survey from the Call Center (customers’ satisfaction with the service received on the phone) in order to meet ISO 9001 and the Premium Customer Survey (customer satisfaction with branch change).

One of the Bank’s strategic goals for the year 2013 was the survey of reports and the unification of information criteria. The first goal we achieved was that of generating a report on Deposits together with the Management Control department. During 2014 we will continue working active portfolio boards and fees in order to unify all the information in only one control board.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

We have also collaborated with the Social Corporate Responsibility and Advertising departments to create the reputational board and advertising tests respectively. Additionally, we made specific tests on Premium Banking and were able to generate a Credit Card data model that allows us to see card traceability and account behavior.

We will keep on monitoring and evaluating credit card and personal loan commercial campaigns, measuring the sales quality of marketing companies and we will continue with the measuring of customer service and insurance sales quality indicators.

During 2014, we will also keep on working on knowing and strengthening the level of satisfaction of our customers and shall continue to look for the permanent improvement of our services and processes in order to be the leading Bank in customer satisfaction.

As regards Communication, in a market in which more and more banks communicate, we started in 2013 with the hiring of a new advertising company offering advertising services on a integral basis, which allowed us to structure on a more organic manner our external communications, allowing increased synergy between the available channels for the circulation of messages of advertising and commercial nature.

In order to have effective communication channels with our current and potential customers, in 2013 we implemented the following:

✓	Branch, ATM and Benefit georeference to allow customers to find the information they need from their location through a mobile devise quickly and comfortably.

✓	A new web page of Banco Macro having a totally new design and new features such as:

Browsing and graphic resources that include people with different visual capacities.

Extended loan simulator line to include: Retired People, Automobile Acquisition and Premium Banking.

Incorporation of a product order form: for cards, loans, product packages and all the Bank’s services for individual banking.

Macromomentos section re-design (benefits regarding entertainments sponsored by macro), with a more modern image.

Macro Premia section re-designing (membership rewards program of our credit cards under which each purchase adds points that can be exchanged for rewards) with a more attracting image that invites to browse the catalogue. We also incorporated filters to search by product, points, title, etc.

Creation of a ATM and Branch search engine using Google Maps and all its features.

✓	We incorporated to our communication channels, as part of the communicational strategy, Social Networks. By incorporating Facebook our pillar is to promote and build trustworthy relationships with our customers. It´s a new channel for the Bank and covers all the organization.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

To achieve all the above, it was essential to have the permanent commitment of the executive and top management levels, as well as the availability of the collaborators with ample knowledge on products, processes, legal, technological and IT aspects, to support the information flow available in this channel.

•	Process stages:

•	Quantitative results

Since the launching of the brand in the social network we were able to open a window to access to more than 3,970,000 users.

In that sense, we were able to attract 70,000 fans in our profile that find in Facebook a way to talk with the Bank on a rapid, effective and sincere manner. We made 184 posts and 3,032 comments generated as a result of the contents shared in the network.

We developed digital applications such as interactive games, simulators, etc. These applications are published in social networks in order to create and promote relationships and closeness with customers (generate loyalty and interact with our community), position the brand in online channels and promote benefits, products and services.

In addition, we keep on working on the Digital Signs project, improving our current infrastructure in order to be able to Project High Definition videos.

Corporate Image

Events and sponsoring actions:

In 2013 we sponsored events and shows that allowed us to bring entertainment options to our customers not only in big urban areas of our country, but also in the most remote or distant places of the Republic of Argentina:

Sport Events

2013 was a year of news as to sports. As one of our most important sponsoring actions it is important to mention that for 4 years Macro will be the Official Sponsor of the Argentine Hockey Association (Confederación Argentina de Hockey), and shall accompany Las Leonas and the Men’s Hockey National Team. We were present in the event known as Argentine Hockey World League Final 2013 – Women’s Edition, from November 30 to December 8, 2013, in Tucumán.

We accompany football fans of our country, together with the following football teams: Club Atlético Tigre, Club Quilmes, Juventud Antoniana, Club Atlético Central Norte, Gimnasia y Tiro, Club Deportivo Maipú, Club Gimnasia y Esgrima de Jujuy, Club Independiente Rivadavia and Crucero del Norte.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

By participating in these sponsoring actions, we were able to have a significant presence in the following categories: Argentina A South, Argentina A North, National A, National B and Liga Salteña de Fútbol.

Once again we are present in Cristian Ledesma's road rally (TC) team. We were present in each race, and invited our customers to have lunch with the racer and enjoy exclusive experiences to live the entire rally experience.

In tennis we were the main sponsor of La Legión, with the return of the best Argentine tennis players. We offered discounts and benefits tour customers, apart from special invitations with preferential sits.

Besides, in matches of international reach, we invited customers to watch the most exiting matches: the match between the William sisters in the Buenos Aires Lawn Tennis Club, and the match Juan Martín del Potro vs Leton Hewitt in La Plata city.

In 2013, for the third time, we sponsored the Dakar Rally, a unique race of international level that, the same as us, went across the most remote places of the Republic of Argentina. We were the official bank of the Dakar Rally and we were present in the different stages of the race in Argentina, offering all our services through the branches nearest to each point of race tour.

In 7 provinces of our country we organized exclusive golf tournaments for our customers.

In boxing, we sponsored Charly Box in each event and exhibition made.

Shows

With more than 360 performances, we sponsored theatrical and musical shows to which we invited more than 20,000 customers. We offered them special discounts and benefits to enjoy the following shows:

•	Il Volo
•	Ricardo Montaner
•	Jaf
•	Vicentico
•	Fito Paez
•	Abel Pintos
•	Stevie Wonder
•	Dorian Gray Portrait
•	El Jorobado de Paris
•	Ciro y Los Persas
•	Festival de Doma y Folklore de Jesús Maria
•	Festival de Cosquín
•	Festival Nacional Peñas de Villa Maria

Fairs, Exhibitions and Events

We were present in more than 300 fairs, exhibitions, and events across the country. Through these events we have approached different segments: individual banking, corporate banking, agribusiness banking, PYME banking, participated in institutional events, etc. We made benefits and products available to all our current and potential customers, particularly to those in the PYME and agribusiness segment. Among these fairs, we can highlight and mention our participation in:

•	Expo Agro

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

•	Expo Láctea
•	Expo Tucumán
•	Expo BRA
•	Ferinoa 2013
•	Fiesta del Inmigrante
•	Feria Forestal
•	Expoagro Jujuy 2013
•	Expo Lules
•	Expo Transporte y Logística
•	61° Annual Convention of the Argentine Construction Chamber, among many others.

Mobile Banking Units: Macro Trucks

With our 5 trucks we travelled more than 18,000 km across our country and provided the automated teller machine and Internet connection service to our customers and visitors in more than 20 cities across the Argentine territory.

With all these actions we succeeded in getting much closer to our customers in each region with exclusive benefits. We were able to be present where they are, know and understand their needs, offer them solutions, and help them in their projects.

Banco Macro corporate reputation Project:

During 2013 we started an internal effort aimed at measuring the corporate reputation of Banco Macro. For such purpose we carried out several surveys with the purpose of understanding the following:

•	Compliance by Banco Macro of the commitments made to its customers

•	The expectations of each group of interest with which we interact every day.

As regards the first item, related to the obligations undertaken by Banco Macro, we worked in the first place on re-defining the entity’s corporate statements –vision, mission, values and variables- expressing all that for which Macro wishes to be recognized in the future, defining as well the manner in which it has to act in order to achieve such goal.

Additionally, in connection with the second item, we worked to define a classification of interest groups that allowed us to validate reputation objectives (values and variables) set forth as a result of the speech of the Top Management and the evaluation of the significance of these groups for the company.

To close the project, we shall be working in the creation of reputational control chart as a management tool grouping all the information gathered by the Bank year after year, and which shall allow us to know how we are being recognized by each group of interest and which actions to carry in order to be where we want to be.

Awards and honors received. Rankings.

During 2013 we were recognized with the following awards:

Sol Andino 2013: Best Bank of the Argentine Northwest Region

Cable Express recognizes with the Sol Andino award the most important companies of the Northern region of our country. The purpose of this award is to recognize those institutions that help disseminate our culture, while leading the business and industrial progress of the region. We were awarded this recognition on October 2013.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Sustainable Commitment 2013 Award

In the month of December the Municipality of Rosario honored Banco Macro with this Sustainable Commitment 2013 award for our contribution to the sustainable development of the city.

Best Argentine Bank of the Year 2013

The renowned American magazine Latin Finance has recognized, as it makes every year, the outstanding achievements of commercial and investment banks operating in Latin America and the Caribbean, and this year it has chosen Banco Macro as Best Argentine Bank of the Year 2013.

Eikon 2013 Award

We received the Eikon Award for the excellence in institutional communication in the category “Consumer Relationships” as a consequence of our financial education program known as “Anímate a Aprender”, a program aimed at getting the elderly people to use automatic channels.

Positioning and Image Ranking

Banks’ Ranking 2013 for “Positioning and Image” published by Apertura Magazine. Banco Macro was awarded as the N° 1 bank as the most modern and technological bank in the young people segment. Apart from being among the first ones in: “top of the mind”, strength and reliability, best customer service, e-banking service, advertisements and best discount and benefits program.

Ranking of 1000 Leading Companies

Ranking of “1000 Leading Companies”, published by the magazine Prensa Económica, informs that Macro is positioned N° 4 in the Banks segment.

Ranking of Brands Businessmen Choose

Ranking of “Brands Businessmen Choose”, published by the magazine Mercado, informs that Banco Macro stands N° 4 in Corporate Banking quadrant.

Ranking of Best Companies as to Corporate Image in the Agribusiness industry

Ranking of “Best Companies as to Corporate Image in the Agribusiness Industry” shows that in the Banks category, Banco Macro is N° 4.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Social Responsibility

Our strategy of Social Corporate Responsibility:

“WE WANT TO BE THE MOST SUSTAINABLE BANK NATIONWIDE”

In Banco Macro, we understand the great direct and indirect impact that as banking and financial entity we have in the communities in which we operate, that’s why we work not only on economic value we generate, but also on the social and environmental value. Pursuing our aim of being the most sustainable bank nationwide, we work to allow a Social Responsibility strategy associated with the actions we carry out day after day and a strategy that meets the interests of our key audiences as well: collaborators, customers, suppliers, shareholders, Government, communication media, local community and the environment.

During 2013 we made a detailed work and decided to consolidate in the long run working towards 5 strategic pillars:

1.	Inclusion and financial education
2.	Transparency in all our actions
3.	Responsibility for public welfare and inclusion
4.	Development of PYMES and business ventures
5.	Direct and indirect environmental impact.

Financial Education and Inclusion:

We promote a healthy financial system, where tax regularization, accessibility, good understanding and use of financial products make the difference. That’s why we are constantly generating products and tools for the education of critical, prudent and economically responsible bankarized citizens contributing to the economic growth of the country.

Our Commitment

•	Promote bankarization and accessibility through our wide branch network
•	Focus on lower-income sectors adapting our commercial offering
•	Promote financial education programs in all communities

Direct and Indirect Environmental Impact:

We care for the social environment where we develop our business. We promote and raise awareness as to how important is to preserve both the internal environment and our entire value chain.

Our Commitment

•	Use on an efficient way the natural resources we use every day in the course of our actions.
•	Raise awareness on our collaborators and customers, seeking a multiplying effect in society.
•	Measure our institutional carbon footprint.
•	Manage in a responsible manner all technological, plastic and paper waste.
•	Develop an energy saving program.
•	Go deeper into the analysis of environmental and social risks in the granting of loans.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Responsibility for public welfare and inclusion:

We seek to improve life quality of people, accompanying their professional development, boosting diversity and inclusion, both in the working and personal environment, planning and implementing all actions within a framework of integration and reconciliation, considering minorities and vulnerable groups.

Our Commitment

•	Incorporate new employee benefits.
•	Develop a work and family life reconciliation program.
•	Create innovative products and services for each customer profile.

Development of PYMEs and ventures:

We seek to accompany small companies and new ventures in the development of their businesses, with products and services tailored to their needs as well as with the creation and development of tools for the growth thereof.

Our commitment

•	Create products and services tailored to meet the needs of PYMES.
•	Accompany their growth with training and advice.
•	Listen to its customers with an excellent customer service.

Transparency in all our actions:

Banco Macro always seeks to operate with maximum transparency in order to create an environment of trust and credibility for all groups of interest with which the Bank interacts every day. Active listening and permanent accountability are an essential part of all the actions of the company.

Our commitment

•	Render accounts on a transparent and detailed manner to all our audiences.
•	Implement communication channels adjusted to each profile.
•	Fight corruption, money laundering and terrorism financing.
•	Adhere to and comply with the most important standards and good practices, both locally and internationally, related with transparency and management accountability.
•	Develop tools and codes to respect ethics and good business conduct.

Summary of our work in numbers:

Social Work	2012	2011	2010
Community
Social Investment	9,841,522	7,322,777	5,650,000
Number of Beneficiaries	268,114	177,238	68,881
Number of allied organizations	79	75	86
Environmental Work
Customers adhered to e-statement	207,623	138,903	84,704
Recycled Paper (kg)	56,423	57,018	42,736
Recycled Plastic (kg)	1,067	999	1,284
Amount of donated furniture	1,05	1,409	1,007
IT Equipment donated	3,799	200	188

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Highlights 2013:

•	In September 2013 we submitted the 6th Edition of our Sustainability Report, prepared according to G3.1 Guide standards of the Global Report Initiative (GRI) with a 26% increase in the number of reported indicators and achieving, for the first time, de application level. We made the formal launching of this report in the Provinces of Salta and Tucumán, strengthening our federal vision of the CSR actions.

•	We kept on furthering our financial education and inclusion program “Go for Learning” with several actions designed for children and grown-up adults. Within the framework of these initiatives we may highlight the following:

•	Scaling of the education program for retired people to more than 33 branches across the country, through which we were able to provide financial education to more than 100,000 retired people. The program develops training actions in the Bank’s branches and retiree centers, teaching with touch screens that simulate the automatic teller interface the adequate use of ATMs services and debit cards.

•	The Mini Banco Macro Branch action that offers playful and interactive activities for children and their parents to learn about the benefits of learning by playing, and in this way to improve the understanding of financial products, strengthen the knowledge of basic economy and financial concepts, and promote the creation of habits and values related to responsible and sustainable consumption. With our Mini Branch we visited 8 locations across the country: Carlos Paz, at Feriona in Salta, Cafayate, Tilcara, Posadas, at the Feria Forestal de Misiones, at Expo Tucumán, and at the International CSR Congress in Buenos Aires.

•	The edition of the magazine “Aventuras Financieras” (Financial Adventures) for children, aimed at promoting good habits as to savings, responsible consumption, apart from teaching on the basic functions of banking entities, electronic payment methods and Money circuit, among other notions. We handed over this magazine to almost 23,000 families.

•	Besides, for the second consecutive year we carried out our Banco Macro entrepreneur Competition in alliance with Fundación Impulsar and state and private universities of Argentina.

After completing a free-training course attended by more than 200 entrepreneurs and that included topics regarding product and services definition, strategy and business elements and planning, production plan, costs and cash flow, among other topics, we evaluated the most relevant projects and awarded to the best three projects in each province economic incentives so that they can boost their ventures. The first positions received ARS 20,000 (twenty thousand Argentine pesos); winners awarded the second place received ARS 18,000 (eighteen thousand Argentine pesos); and the third position winners earned ARS 12,000 (twelve thousand Argentine pesos). Besides, each winner was assigned for one year a mentor or interdisciplinary group of voluntary mentors who shall accompany and advise them in each step of their business.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Corporate Governance

Corporate Governance Guidelines

The Corporate Governance scheme of Banco Macro S.A. is based on its bylaws and the Corporate Governance Policy as approved by the Board of Directors, which takes in all applicable best practices in this matter, which at the same time are applicable to the Bank’s subsidiaries.

Annually we make an integral revision of the Policy, incorporating or making more efficient processes based on the best practices. During this year, we have included specific guidelines as to “Anticorruption Policy” and we have updated information “Transparency Policies”, which allow a better inter-relationship with the inside and the surrounding outside.

In addition, we have updated the Code of Conduct incorporating aspects regarding the interaction in social networks. This document supplements the Code of Ethics, the Code of Conduct for Suppliers/Vendors, the Code of Banking Practices, the Code of Investor Protection.

Applicable Rules and Regulations

The Bank meets all provisions and requirements established regarding this aspect by the Central Bank of the Republic of Argentina (Communication “A 5201”), the Comisión Nacional de Valores (Capital Markets Act and its regulatory framework, General Resolution 622/12) and the SEC, which also requires the Bank to submit a comparative report or rules and regulations, which we posted in the Investor Relations section of our web page.

Ownership Structure

The Bank’s controlling interests are held by three of its shareholders, who have large experience in the financial system and are members of the Bank’s Board of Directors.

Additionally, the rest of the shares are owned by the national social security system (ANSeS) as the administrator of the Sustainability Guarantee Fund, several local and foreign investment funds, institutional investors and retail investors.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Board of Directors

The Board of Directors is the top management body and its main function is to establish the Bank’s business and risk management policies, with view towards the Bank’s long-term development and sustainability.

The Board of Directors is currently formed by 12 Regular Members designated by the General Shareholders’ Meeting and who shall hold office for periods of three fiscal years. The Directors have experience, solid knowledge and enough training to carry out activities in the banking business.

On the other hand, Banco Macro S.A., in compliance with the rules of the CNV and the SEC, has a Supervisory Committee composed of three independent Directors.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Members of the Board of Directors
Name
Chairman Jorge Horacio Brito
Vice Chairman Delfín Jorge Ezequiel Carballo (1)

Regular Directors

Jorge Pablo Brito

Juan Pablo Brito Devoto

Luis Carlos Cerolini

Carlos Enrique Videla (2)

Alejandro Macfarlane (2)

Guillermo Eduardo Stanley (2)

Constanza Brito

Marcos Brito

Emanuel Álvarez Agis (2)

Roberto José Feletti (2)

Alternate Directors Santiago Seeber Santiago Brito Ernesto Eduardo Medina María Belen Franchini (2) Chrystian Colombo (2)
(1) Absent on leave (2) Independent Director

Supervisory Committee

Name
Regular Members Alejando Almarza Carlos Javier Piazza Vivian Haydee Stenghele
Alternate Members Javier Rodrigo Siñeriz Alejandro Carlos Piazza Leonardo Pablo Cortigiani

Audit Committee

Name
Regular Members Guillermo Eduardo Stanley Carlos Enrique Videla Alejandro Macfarlane Alternate Member Chrystian Colombo

Control Environment

The Internal Control System is mainly supported by integrity, the moral and ethical values and the capacity of its members, but there are also other aspects represented on the shaping of the operating processes, and mainly, on how such operating processes are managed and controlled, the level of adherence to policies and the compliance with the goals/ objectives arising from the Management.

This system is evaluated on a permanent basis by several players, with the purpose of testing compliance with all legal, regulatory and internal requirements, which ensure proper operation.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Committees

The members of the Board of Directors participate actively in the day to day management, contributing their experience and knowledge, and interacting with Top Management.

The existing committees are: Executive Committee, Audit Committee, Assets & Liabilities Committee, Risk Management Committee, Credit Committee, Recovery Committee, Systems and IT Committee, Internal Audit Committee, Anti-Money Laundering Committee, Personnel Incentive Committee, Ethics and Compliance Committee and Corporate Governance & Designations Committee.

Risk Management

The Risk Management Committee’s main function is to ensure the definition of independent risk management, coordinating the management of the different kinds of risks and the relevant officers in charge thereof.

In this sense, the coordination of the Risk Management Committee includes all those in charge of the principal risks (Financial Risk, Credit Risk and Operating Risk), being responsible for the application of the rules and guidelines contemplated in the General Risk Management Policy.

The general Risk Management policy establishes the environment for the risk management process, under the concepts of risk identification, assessment, monitoring and mitigation. It also sets the responsibilities of each level within the Organization in the process.

The risk management process includes the Board of Directors defining the limits to the exposure of each of the risks, following up the exposure of each of such limits by the persons in charge, preparing periodic reports for the Risk Management Committee, following up any alarms and applying the relevant action plans for such alarms. Furthermore, the process includes the guidelines for the development of stress tests, which tests were carried out during the current year, on the basis of an Action Plan approved by the Risk Management Committee

In addition, the scheme is complemented with specific policies and procedures for each of these risks (financial, credit and operating, Counterparty, Country Risk, Designations, Reputational, Compliance, Strategic, etc.).

Pursuant to the provisions set forth by the Central Bank of the Republic of Argentina, in the Bank’s web site we disclose information regarding the Bank’s risk management framework and the applicable policies and procedures, as well as the notes to the annual financial statements.

-	Stress Tests

We defined and planned the development of the Stress Test Program. The process implies the program’s documentation and formalization, including those in charge of the implementation thereof, the frequency of the tests and the validation thereof. It also contemplates the Contingency Plan as from the results of the tests. The Risk Management Committee leads and coordinates the application thereof.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

-	Economic Capital Estimate

During the year 2013 we continued with the capital self-assessment process.

The economic capital arises from the sum of estimated unexpected losses identified for each individual risk (Market, Liquidity, Interest Rate, Credit, Counterparty, Operating, Concentration, Designation, Strategic and Reputational), determined for Banco Macro on a consolidated basis with its subsidiaries and with the same scope as the regulation. The methods used for each subsidiary are identical.

Quantification of the economic capital metes the rules of Communication “A” 5394 and “A” 5398 issued by the Central Bank of the Republic of Argentina. As from January 2014, we implemented as a formal procedure the monthly assessment, both present as potential, which constitutes a tool for daily risk management activities and for the preparation of the Business Plan and Stress Tests.

The methods used to measure the economic capital for each risk were documented and approved by the Board, pursuant to the internal rules on Corporate Governance and Risk Management.

Compliance

The Bank created the Ethics and Compliance Committee, whose main purpose is to ensure the entity has the adequate means to promote decision making and compliance with the internal and external rules and regulations. The Committee has dealt with aspects such as the application of Corporate Social Responsibility guidelines, the updating of the Code of Conduct, and has taken notice of the evolution of Compliance Program controls.

We believe that the development of compliance-related actions are a part every organization’s culture, not only the responsibility of compliance-specialized personnel.

At Banco Macro, compliance function acts a contact to solve aspects related to the proper implementation of compliance laws, rules and standards through policies and procedures and other documents such as compliance guides, internal codes of conduct and practical guides.

Macro and its collaborators

The most important contribution to the growth of Grupo Macro is the team of people that form part of it.

So, from Human Resources, we want to ensure that all our employees develop professionally in a good working environment, in harmony, and with the tools they need to do their job efficiently.

The Human Resources Department faced the year 2013 with the decision of being “partners” in the strategic goals of the different management departments and teams on the basis of service agreements with each of them, under which we contribute all they need to develop their projects and achieve their goals, related to the strategic guidelines aimed at professionalizing Management, Culture, Efficiency, Best Practices and Aggressiveness in the Commercial Platform.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

From Grupo Macro we always look to the future, with a transforming attitude, and therefore, we understand and meet the commercial needs of our customers. In this sense, we have oriented 59,000 training hours to more than 4,500 employees in exclusively commercial training carried out with 680 face-to-face activities. As to distance courses, we trained 7,500 employees.

Oriented to the development of Management within our own organization, in 2013 we launched the program we named “Lidérate, moviliza tu liderazgo”, aimed at boosting structured actions to develop, increase and mobilize Management and key profiles of Banco Macro.

In line with our philosophy of being closer, we were present with our work teams through the following actions:

-	Visits of officers and top authorities of the Bank, who permanently go round the branches with the same spirit as always of being present in all regions and transmit the Bank’s culture and gather first-hand the concerns and proposals of employees.
-	263 visits of the Human Resources team members to branches.
-	21 integration sessions and 52 regional activities aimed at strengthening and promoting team work.
-	20 days of corporate voluntary work organized across the country, where we stimulate social responsibility and social harmony, and in which 1,350 employees participated.

Taking into account Banco Macro’s decentralized model, we were able to standardize communication in all Departments, sharing important matters and aspects of central areas, of the Branch and of the Bank, implementing plans that allow us to be closer and aligned through the following resources:

-	13 institutional magazines
-	New intranet design which allowed us more accessibility to regulatory information
-	ProMacro meetings at branches and the news of launching it to central areas
-	Rapid response to our transparency postbox channel for Bank members, as a confidential and well-cared-for communication channel, where employees may submit their concerns.
-	Weekly newsletter for all our managers.

As to job generation and employment sustainability, we may report the following:

-	We are 8,569 employees
-	We generated 430 new jobs
-	We performed 146 internal job searches and 218 promotions, furthering internal growth and being self-sufficient in filling job positions.

We confirm our commitment to social responsibility, since Banco Macro had 152 people coming from different social employment programs of several provinces, having their first job experience or achieving their reinsertion into the job market.

As part of the improvement of our internal administration, we are implementing a completely digitalized pay stub process through our ESS (Employee Self Service) system and also the on-line application for vacation leave, achieving as a result more agility and efficiency in the proceedings of our employees.

We continue as well with our program known as “Macro Accompanies You” addressed to employees who are about to begin a new phase in life, in which employment will recede into the background, and will start new projects.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

This year we rolled out the “Macroactivities” calendar that allows all who are part of Banco Macro to know the dates and details of all the activities outside the employment environment and integration activities we organized during 2013, among which we may highlight the following: Runners Club (50 participants), Internal Football Cup (200 participants), Women Volleyball Team (20 participants), Walk to Luján (120 participants), Bank Association Football (120 participants) and Banco Macro Employee Club (420 members and their direct family groups).

As every year, we continued to enrich the portfolio of Benefits under agreements with companies, which provide better conditions for the members of Macro and to the family group of our employees, particularly those benefits related to health care and degree courses with universities.

In line with international standards, rules and regulations and our relationship with the environment, during 2013 we launched the program known as “Macro Recycles”, through which we implemented the recycling process in our headquarters building by placing waste accumulation centers for subsequent selection and recycling process. This initiative shall be implemented in the rest of our Central Area buildings, throughout the current year. This activity is certified by Eco Urbano Recycling Center.

Finally, we continued providing the Group’s assistance and support in the event of critical cases, serious problems requiring social work, or prolonged illnesses, which any member of our organization may undergo. This year we stress our presence in aiding our people in the flood of La Plata and with the storms in Santa Fe and Buenos Aires metropolitan areas.

As always, all actions driven by Human Resources are carried out with the conviction that they contribute to the welfare and satisfaction of those belonging to the Bank and in pursuit of working for the people.

Grupo Macro Results

Economic and Financial Situation

The year 2013 developed in a complex local context. In this environment, Banco Macro emphasized its credit and individual banking services and small and medium-sized industry policies, working on an increasing basis of 3.3 million customers, distributed mainly among the provinces. This is the segment in which the entity maintained strong, with a high market share and supporting the local industry.

During this year, the credit to the private sector and the deposits kept their growing trend, reaching a rate of increase of approximately 25% and 20% respectively.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

In this environment of positive results in the financial intermediation area, the entity’s assets grew 23%, with the emphasis placed on products aimed at families. Through its representation in 22 jurisdictions and reaching a total of 429 branches, the group strengthens its positions as the private entity with more presence in the country. In addition, its representation as financial agent of four provinces adds stability and a potential market to its business structure.

The following table shows the location of the branches by region compared to the total number of branches of the Argentine financial system, evidencing a strong presence in the productive areas of the provinces:

Regions	Grupo Macro Branches	Financial System Branches	Market Share
Argentine Northwest (NOA)	81	275	29%
Center	175	990	18%
Argentine Northeast (NEA)	46	337	14%
Patagonia	20	324	6%
Cuyo	16	243	7%
Province of Buenos Aires	60	1,327	5%
City of Buenos Aires	31	809	4%
TOTAL	429	4,305	10%

By the end of 2013 the Bank moved forward in the opening of ATMs and SSTs reaching a total of 1,133 and 887 units, respectively.

Pursuant to the plan of increasing the automatic channels, we proceed to train users on these instruments and other ones related to virtual transactions. It is worthwhile to mention that with this initiative customers have turned, both in number of transactions and transaction volume, to the use of virtual banking.

Solvency

Banco Macro stands out among its competitors for the strength of its capital. Indictors are conservative and have shown an adequate evolution throughout the year.

Macro operates comfortably on established standards reaching almost two times the minimum capital required (97%).

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

MINIMUM CAPITALS

Dec-13
Computable capital requirement	4,352,590
Minimum capital requirement	4,212,589
for Credit Risk	3,257,632
for Market Risk	35,542
for Operating Risk	919,415
Regulatory Capital or RPC	8,588,841
Out of which, the subordinated debt	412,668
Margin (Regulatory Capital v. Required Capital)	4,236,251
97%

As from this fiscal year 2013 we started a self-assessment process, where the economic capital arises from the sum of estimated unexpected losses identified for each individual risk.

We carried out the quantification on the basis of balances to December 31, 2013, in order to comply with the provisions set forth in Communications “A” 5394 and “A” 5398.

The starting levels ensured Macro the possibility of an efficient use of its resources and a growth of its portfolio. The Group’s leverage level –Liabilities/ Shareholders’ Equity- reached 5.9 times, and continues to be below the average value registered in the financial system - 7.5 times -, and below that of the main competitors.

Macro’s Shareholders Equity, which still is the most important of all Argentine private banks1, rose from ARS 6.19 billion to ARS 8.62 billion, according to the profits obtained during the fiscal year.

Deposits

In 2013 deposits reported a 20% annual increase, where deposits from the private sector reached a significant increase of 32%, reverting the drop in the public sector.

Particularly, private sector time deposits grew by ARS 4.82 billion, representing a 35% annual increase, while demand deposits, also in the private sector, reported a significant increase as well of 29%, during the same period.

Grupo Macro continues to be one of three leading private banks as to deposit volume with a market share of 5.8% as of the year end, similar to the value registered the previous year.

The following table shows the evolution of its components:

Deposits Figures in Million ARS	12/31/2011	12/31/2012	12/31/2013
Checking Accounts	4,912	6,717	8,603
Savings Accounts	6,175	6,467	8,441
Time Deposits	11,433	13,596	18,417
Other	793	1,066	1,360
Total Non-Financial Priv. Sector Deposits	23,313	27,846	36,820
Total Public Sector Deposits	5,836	8,318	6,580
Total Financial System Deposits	18	24	27
Total Deposits	29,167	36,189	43,427

1 Financial Entities Information, October 2013.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Loans

Loans to the private sector continued the trend of the previous years. In the current fiscal year, growth reached 25%, driven again by those products regarded as target by the institution.

Macro maintained its leading position in personal loans and exceeded one million loans for more than ARS 13,874 million, and delays in payment of 2.1% of the portfolio. The market share of this product reaches 14%, two percentage points above the closest competitor. On the other hand, the Credit Card product again reported an extraordinary 45% increase compared to the balances reported last year, reaching a total of 1.4 million card holders.

The following table shows the composition of the segment and its evolution during the last three years:

Loans Figures in Million ARS	12/31/2011	12/31/2012	12/31/2013
Advances	2,713	4,281	4,450
Documents	3,178	3,651	4,321
Mortgages	1,143	1,508	2,309
Pledges	667	929	1,429
Personal Loans	9,023	10,827	13,874
Credit Cards	3,069	4,725	6,841
Other	4,445	5,283	5,800
Total Loans	24,238	31,204	39,024
Leasing	332	328	391
Total Financing	24,570	31,532	39,415

During the current fiscal year we continued with the Group’s policy aimed at creating provisions in addition to those required by the BCRA in order to maintain the Entity’s high level irregular portfolio coverage policies. The coverage indicator –Provisions on irregular portfolio- remained around 152%, several percentage points above the financial system average.

Delinquent levels remained at historically low values, reaching a bad debt ratio of 1.7%, slightly below the value reported last year.

Liquidity

The Group’s liquidity reached ARS 12,861 million as of the end of the fiscal year, showing a 26% increase as compared to the previous year. In terms relative to deposits, this indicator is positioned at 33.3%, slightly above that of 2012. Again a decrease in the government bonds LEBAC / NOBAC was observed in this period, which was offset by the increase in cash and cash equivalents and active swaps.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

The following table shows the consolidated balances as of the end of each Fiscal Year:

Liquidity Figures in Million ARS	12/31/2011	12/31/2012	12/31/2013
Cash & Cash Equivalents	6,172	10,047	12,861
LEBAC / NOBAC	1,304	613	173
Active Swaps of Government Bonds	2,131	146	554
Other	525	684	890
Total Liquid Assets	10,132	11,490	14,478
Coverage on Deposits	34.7%	31.7%	33.3%

Results

The evolution of Grupo Macro’s results continued to demonstrate its financial and solvency potential, which is reflected in the net income of ARS 2,444 million registered in the fiscal year 2013, up 64% from the ARS 1,494 million of the previous year.

Financial income totaled ARS 9,754 million, which represents a 41% increase compared to the ARS 6,904 million in 2012. Eighty four per cent of that amount derived from the interest generated by loans, which grew by 40% in the fiscal year, and resulted in an improved financial margin of around 41%.

Less in amount but still relevant was income from exchange rate and gold price differences, as well as reduced bad debt charge-off generated in the present year that represented 0.9% on Net Assets.

Administrative expenses grew at a similar rate compared to net services, maintaining adequate efficiency indicators, even above system average.

Said profitability represented a ROE –average return on equity- of 33.3% and a ROA –average return on assets- of 4.6%, positioning Macro above the average in the Argentine financial system. These results evidence stability and continuity in the generation of income, productivity and efficiency in the use of resources over the years.

Income Figures in Million ARS	12/31/2012	12/31/2013	Variation
Financial Income	6,904	9,754	41%
Interest from loans	5,863	8,214	40%
Income from Government/Corporate Securities	362	409	13%
Adjustments for CER* and CVS** + Others	679	1,131	66%
Financial Expenses	2,828	4,022	42%
Gross Intermediation Spread	4,077	5,732	41%
Bad Debt Charge-Off	600	540	-10%
Net Income from Services	1,959	2,509	28%
Administrative Expenses	3,115	4,015	29%
Net Income from Financial Intermediation	2,320	3,685	59%
Various Profits & Losses and Third Parties’ Part.	27	91	241%
Net Income before Income Tax	2,347	3,776	61%
Income Tax	853	1,333	56%
Income for the Fiscal Year	1,494	2,444	64%

*Spanish acronym for “Coeficiente de Estabilización de Referencia” (Reference Stabilization Coefficient).

** Spanish acronym for “Coeficiente de Variación de Salarios” (Salary Variation Coefficient

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Grupo Macro Main Indicators

The following table shows the evolution of some selected main indicators of Grupo Macro.

	Unit	2011	2012	2013
Assets	million ARS	41,442	48,379	59,295
Loans to Private Sector	million ARS	24,570	31,532	39,415
Liabilities	million ARS	36,723	42,180	50,668
Deposits	million ARS	29,167	36,189	43,427
Shareholders’ Equity	million ARS	4,720	6,199	8,627
Profitability	million ARS	1,176	1,494	2,444
ROA	%	3.4%	3.3%	4.60%
ROE	%	26.7%	27.1%	33.3%
Coverage –Provisions/ Irregular Portfolio -%		159%	155%	152%
Irregularity -Irregular Portfolio / Portfolio-%		1.5%	1.8%	1.7%
Minimum Capital Surplus	%	72%	49%	97%
Leverage–Liabilities/Shareholders’ Equity-	Times	7.8	6.8	5.9

Salient Events

New Capital Markets Act

The Capital Market Act was passed and enacted on November 29th and December 27th 2012, respectively. This act contemplates the integral amendment of the public offering regime established by Act 17811.

The Bank already made the initial filings with the CNV aimed at re-registering under the following agent categories: Negotiation Agent and Integral Offsetting and Liquidation Agent, Financial Trustee, Non-Financial Trustee, Collective Investment Fund Custody Agent and Investment Fund Placement and Distribution Agent.

Merger with Banco Privado de Inversiones

Through Resolution No. 303/12 dated 23 December 2013, the Board of the Central Bank of the Republic of Argentina authorized the merger of Banco Privado de Inversiones S.A. into Banco Macro S.A., which finally occurred on 27 December 2013.

Production Investment Credit Facility (Central Bank of the Republic of Argentina)

During 2013 the Central Bank of the Republic of Argentina extended its Production Investment Credit Facility Program, through which the financial entities offer their customers a special credit facility to be applied to the financing of production activities. The amount to be placed, represented in the first section of 2013, 5% of the deposits as of November 2012 and subsequently, in the second section of 2013, 5% of the deposits as of May 2013.

In addition, the BCRA established that at least 50% of such amount shall be devoted to the financing of production investment activities in Small and Medium-sized Companies.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

As of 12/31/2013 Banco Macro has disbursed ARS 2.48 billion in these credit facilities, exceeding the minimum placement amount of ARS 2.4 billion established under the applicable rules and regulations.

It is worthwhile to mention also that Banco Macro has complied in excess with the minimum percentage determined for the financing of Small and Medium-sized Companies, reaching 71% of financing to this segment.

These actions strengthen the commitment and purpose of Banco Macro of being close to the communities in which the bank is present and of financing production activities of these regions, ensuring the growth thereof.

Post Closing Events

In its Communication “A” 5536 dated 2 February 2014, the Central Bank of the Republic of Argentina re-established the effectiveness of the general limit of 30% of the regulatory minimum capital or RPC (for its Spanish initials) for foreign exchange positive net global position. In addition, it fixed an additional 10% limit of RPC for forward transactions.

The BCRA also fixed terms within which all entities exceeding the above mentioned limits must regularize their compliance with the above, stating that they must comply with such limits by April 2014 (i.e., in May 2014 all entities must have complied with the above described modification).

The Bank’s position is within these limits and does not need to use the extensions provided for in the above mentioned communication.

Distribution of Dividends

The rules and regulations issued by the Central Bank of the Republic of Argentina provide that the financial entities may distribute dividends with prior authorization from the Superintendencia de Entidades Financieras y Cambiarias (Superintendency of Financial and Exchange Entities). Such rules and regulations are provided for in Communication “A” 5072 and supplementary provisions of the BCRA (Revised Text CONAU – Item 9 Income Distribution).

Among the aspects assessed by the Central Bank of the Republic of Argentina is compliance with the minimum capital requirement, even after the distribution of dividends, for which purpose it establishes an additional 75% margin.

The Board shall submit to the Shareholders’ Meeting the motion to distribute as cash dividends the amount of ARS 1.02 per share, which shall represent a total distribution amount of ARS 596,254,288.56 (100.28% of the Bank’s corporate capital of ARS 594,563,028, after the capital increase approved by the special shareholders’ meeting held on 10 June 2013). The outstanding shares total 584,485,168, which shall be added 77,860 shares as a result of the capital increase approved by the above mentioned special shareholders’ meeting, reporting a total of 584,563,028 shares.

Since the distribution is subject to prior approval by the Central Bank of the Republic of Argentina, we shall request such approval from the above mentioned authority.

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

Directors and Top Management Remuneration

The Bank has not changed its policy regarding the Directors’ remuneration. All the members of the Board of Directors perform technical-administrative tasks in the company.

Their remuneration is determined by the Shareholders’ Meeting that evaluates, on an annual basis, the administration and acts of the Board.

The remuneration of Top Management officers is composed of a fixed component (salary) and a variable element consistent with the mission and values of the organization.

Acknowledgements

The Board of Directors thanks our customers, correspondents, providers and colleagues, the shareholders and the authorities and officers of the Banco Central de la República Argentina (Central Bank of the Republic of Argentina), the Comisión Nacional de Valores (Argentine Securities Commission) and of Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) for the support we received.

We very specially thank the staff of the Bank for the high degree of loyalty, cooperation and professionalism with which they performed their duties.

Buenos Aires, this 10TH day of March 2014.

The Board of Directors

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ANNUAL REPORT FOR THE FISCAL YEAR 2013

	Compliance		Non
	Total(1)	Partial (1)	Compliance (1)	Notify (2) o Explain (3)

PRINCIPLE I. TRANSPARENT THE RELATIONSHIP BETWEEN ISSUER, THE ECONOMIC GRUOP ISSUER LEADS AND/OR INTEGRATES AND ITS RELATED PARTIES

Recommendation I.1: Ensure the disclosure by the Management of policies applicable to the relationship of Issuer with the economic group Issuer leads and/or integrates and with its related parties.

Answer if:

Issuer has an internal rule or policy of authorization of transactions between related parties in compliance with section 73 of Law 17811, transactions performed with shareholders and members of the Management Body, top managers and auditors and/or members of the supervisory committee, within the scope of the economic group Issuer leads and/or integrates.

Explain the main guidelines of the internal rule or policy

x

The Bank has adopted a procedure to comply with the provisions of the Capital Markets Act and the rules and regulations thereof (General Resolution 622/13) as issued by the Comisión Nacional de Valores or CNV, as to treatment by the Audit Committee of the transactions with related parties involving a significant amount.

This procedure includes requesting the Audit Committee its opinion with respect to the transactions meeting the conditions set forth in the above mentioned law for acts and contracts involving a significant amount.

On the other hand, note that the Bank carries out its transactions with related parties under the same conditions as with the rest of its customers, complying with the applicable Credit Policies and the exposure limits regulated by the BCRA.

Additionally, the Bank, in its capacity as authorized financial entity, complies with the information provisions and obligations set forth by the Financial and Exchange Entities Act No. 21526 and the regulations issued by the Controlling Entity (Central Bank of the Republic of Argentina).

Pursuant to the laws (Business Company Act 19550), the specific applicable rules and regulations issued by the CNV, the professional accounting principles (Technical Resolution No. 21) and the best practices, the Bank informs about the transactions with affiliated and related companies (subsidiaries), in notes to the financial statements.

The information provided includes the relevant transactions carried out with shareholders and managers, in habitual market conditions.

Recommendation I.2: Ensure the existence of mechanisms to prevent conflict of interests. Answer if:

Issuer has, notwithstanding the laws and rules in force, clear policies and specific procedures to identify, handle and resolve any conflict of interest that may arise between the members of the Management Body, top management officers and auditors and/or members of the supervisory committee in their relationship with Issuer or with persons related to Issuer.

The Code of Ethics for Directors and Top Management Officers sets forth the procedure to be followed in case of interest overlapping or conflict of interest.

The Code provides that the Directors and Officers shall:

* Act honestly and in an ethical manner, including the ethical handling of any conflicts of interest, be they apparent or real, between their personal and professional relationships, promoting also an ethical behavior among colleagues and subordinates;

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x

* Avoid any kind of conflict of interest known by them or which might be reasonably deemed known thereby, reporting the Audit Committee of the Bank’s Board of Directors (the “Audit Committee”) any significant transaction or personal relationship which might reasonably originate such conflict of interest;

Recommendation I.3: Prevent the abuse of privileged information.

Answer if:

Issuer features, notwithstanding the laws and rules in force, achievable policies and mechanisms to prevent the abuse of privileged information by the members of the Management Body, top management officers, auditors and/or members of the supervisory committee, controlling shareholders or shareholders exercising significant influence, acting professionals and the rest of the persons listed in sections 7 and 33 of the Decree No. 677/01.

x

Banco Macro S.A. (“Banco Macro”) features a policy applicable to it and to its subsidiaries (collectively referred to as the “Bank”) in connection with the handling of the confidential information obtained by directors, executive officers and employees of the Bank and the trading of Securities (as defined below) issued by the Bank on the basis of such confidential information (hereinafter the “Policy”).

This Policy determines the guidelines allowing the directors, executive officers and employees of the Bank to comply with the obligations set forth by the laws in force and applicable to securities in the jurisdictions in which securities of the Bank are traded.

This Policy does not limit in any manner the restrictions and obligations set forth by the rules and regulations applicable to the trading of Securities. The directors, executive officers and employees of the Bank must be aware or informed about the obligations imposed by the different local and national rules and regulations in connection with the trading of Securities, before participating in that kind of transactions.

PRINCIPLE II. SET THE BASIS FOR A SOLID MANAGEMENT AND SUPERVISION OF ISSUER

Recommendation II. 1: Ensure the Management Body assumes the management and supervision of Issuer and the strategic orientation thereof. Answer whether the Management Body approves:
II.1.1.1 the strategic o business plan, as well as the management goals and annual budgets,	x

The Board of Directors approves each year the Business Plan describing the management goals and also, the Annual Expenditure and Investment Budget.

The Board trusts the Asset & Liability Committee (ALC) with the preparation of the Business Plan based on the goals established by the management. Within this framework, the top management executive officers and the ALC revise the compliance with the Plan.

Additionally, the Management Control Department is in charge of following up the budgeting procedure. The Management Control Department informs the Asset & Liability Committee about the revisions made and the justification of any deviations from the budget.

The ALC informs the Board about the follow-up of these plans and budgets.

II.1.1.2 the investment policy (investment in financial and capital assets) and the financing policy,

The Board trusts the Asset & Liability Committee (ALC) with the implementation, follow-up and adjustment of the Investment and Financing Policy. The Investment and Financing Policy is reflected in the Business Plan and the Expenditure and Investment Budget.

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	X	The Board evaluates and approves both and also becomes takes notice of the analyses performed by the ALC with respect to any deviations.
II.1.1.3 the corporate governance policy (Code of Corporate Governance compliance)	X

The Board of Directors has approved the Corporate Governance Policy applicable to the Bank and its subsidiaries. In addition, the Board has decided the creation of the Corporate Governance & Designations Committee. This Committee is in charge of Supervising the implementation and compliance with the good practices contemplated in the Code of Corporate Governance in the Bank and the subsidiary companies, all of which shall be informed to the Board.

II.1.1.4 the policy of selection, evaluation and remuneration of first-line managers,	X

With respect to the evaluation and remuneration of First-Line Managers, the Bank features a Compensation Policy that contemplates both the fixed remuneration as the variable one; the latter subject to the process of evaluation of goals and responsibilities.

The Incentive Committee is in charge of controlling whether the staff economic incentive system is consistent with the entity’s culture, goals, long-term business, strategy and control environment and the prudent assumption of risks.

The goals that Banco Macro pursues are to compensate its personnel ensuring recognition of their work and acts, internal equity, competitiveness, productivity, efficiency and added value.

As to the selection of personnel, Banco Macro’s policy is to ensure all vacancies are covered with the most appropriate person for each position, prioritizing internal candidates.

The Bank features a selection process that includes defining position requirements and search strategy, competence selection interviews, level of adjustment to the Bank’s culture and technical knowledge with Human Resources and the line, and also complementary pre-employment tests, aimed at gathering as much information as possible to choose the best candidate to fill the position.

II.1.1.5 the policy of allocation of responsibilities to first-line managers,	x

The Organization Guide includes a summary of the responsibilities and duties of first-line officers and higher positions (Assistant Directors/Managers) and lower positions. The Bank’s Organization Guide and Organization Chart are approved by the Board of Directors.

II.1.1.6 the supervision of first-line managers succession plans	x

Through the delegation to the Corporate Governance & Designations Committee. Such Committee is in charge of the process to replace or substitute top management officers, and of approving the designation thereof, following the guidelines of the executive officers succession plan. The Bank features guidelines for the succession of key positions.

II.1.1.7 the corporate social responsibility policy,	x

The Bank features a Corporate Social Responsibility Policy. The Board has decided that the Ethics & Compliance Committee shall be in charge of supervising the application of these guidelines. Besides, the Bank has a specific department that develops actions related to such policy.

II.1.1.8 integral risk management and internal control policies, and fraud prevention policies,		Risk Management: The Board has decided the creation of a Risk Management Committee that shall be in charge of following up top management activities as to credit, market, liquidity, operational and compliance risk management issues, among others. The Risk Management Committee also advises the Board on the risks to which the entity is exposed.

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x

Internal Control: The Board defines clear guidelines with respect to the responsibility of each of the members of the organization. It is the responsibility of Top Management to implement appropriate internal control systems and to monitor the effectiveness thereof, periodically reporting to the Board about compliance with goals.

In addition, pursuant to the provisions set forth in the Capital Markets Act and the rules and regulations thereof (General Resolution 622/13) as issued by the CNV, it is the responsibility and duty of the Audit Committee to supervise the operation of the internal control systems and of the administrative and accounting system, as well as the reliability of the latter and of all the financial information or of other significant events submitted to the CNV (Argentine Securities Exchange Commission) and the self-regulated entities in compliance with the applicable information requirements.

Furthermore, the Bank has an Internal Audit Committee –as required by the rules of the Central Bank of the Republic of Argentina- in charge of supervising the appropriate operation of the internal control systems defined in the entity by means of periodic evaluations.

Finally, the Bank complies with the SOX Certification, which is part of the regulatory requirements of the New York Stock Exchange (NYSE) for companies listing its shares in the United States of America, and which requires the assertion that the Entity had, at the end of each fiscal year, an effective internal control over the financial reporting based on a set of control criteria defined in order to meet the requirements under the Auditing Standard No. 5 “An Audit of Internal Control Over Financial Reporting That is Integrated with An Audit of Financial Statements” (AS N. 5) issued by the PCAOB (Public Company Accounting Oversight Board).

This certification is reviewed by our Independent Auditors.

Prevention of Fraud: The Bank features a department with specific functions as to the prevention and investigation of frauds. The procedures in this regard are aimed at detecting behaviors and investigating fraudulent events and practices in order to protect customers’ rights and the Bank’s institutional image, preserving the transparency and safety of its transactions.

II.1.1.9 the policy of continuous training and formation for the members of the Management Body and of first-line managers. In case this policy is in place, please describe the main aspects thereof.	x

The Bank has a continuous training and formation program for the members of the Board of Directors and Top Management Executives. In addition, these officers, within the scope of their responsibilities, have the possibility of arranging their training in different subjects or topics related to the business, facilitating the Bank the necessary resources for such training.

During the last fiscal year, the Directors have been able to attend presentations related to Corporate Governance, Corporate Social Responsibility, Anti-Money Laundering issues, given by independent and internal advisors and which have had adequate compliance.

Besides they also attend regular information sessions about regulatory issues, of banking matters and also about micro and macro-economic aspects, in connection with the context.

Furthermore, Board members and top management officers frequently participate in courses, seminars or similar events that deal with banking, anti-money laundering issues, etc.

As to management executives, the Human Resources Head Department designs and implements, on an annual basis, the training and formation program which is approved by the Board.

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II.1.2 If applicable, add other policies applied by the Management Body and not mentioned herein, and describe the significant aspects thereof.	x

•    Code of Banking Practices

•    Code of Investor Protection

•    Corporate Social Responsibility Policy

•   Protection of Personally Identifiable Information

•   Policy of Non-Discrimination in the Composition of the Board of Directors

•   Know Your Organization Structure Policy

•    Anticorruption Policy

•    Information Transparency Policy

II.1.3 Issuer features a policy aimed at ensuring the availability of relevant information for decision making by its Management Body and a direct enquiry line for management level members, in order to ensure a symmetric information resource for all its members (executive officers, independent and external) in equal conditions and with reasonable advance in order to allow the adequate analysis of the its content. Please specify.

x

The Bank complies with the provisions set forth in the Business Company Act as to the operation of the Board of Directors as corporate management body.

As to the meetings of the Board, before each one of them, the members of the Board are given the list of matters to be discussed and all relevant supporting information/ documentation allowing a correct analysis. Additionally, the members of the Board have the Secretary of the Board to answer any inquiries or questions that may arise.

On the other hand, the Bank’s committees operate subject to a set of rules and regulations and under the coordination of an officer, who shall be responsible for the distribution and access to the information material to be discussed in each meeting, before such meetings are held.

II.1.4 All matters submitted to the Management Body are accompanied by an analysis of the risks related to the decisions that such body may make, considering the corporate risk level defined as acceptable by Issuer. Please explain.

x

The Bank features Risk Management Policies and Procedures and a Risk Management Committee responsible of seeing to the application thereof. Within the scope of such Committee, the Entity has defined, with the Board’s approval, thresholds and limits for each exposure to significant risks, and an authorization scheme for the authorization of these exposures. Besides, Banco Macro features rules for the analysis and approval of new products and procedures, which include the analysis of any related risks.

Recommendation II.2: Ensure an effective control of corporate Management. Answer whether the Management Body verifies:
II.2.1 compliance with the annual budget and the business plan,	x

The Assets & Liabilities Committee is in charge of following up the compliance with the Business Plan and the Budget. Such Committee shall inform the Board of Directors about any significant deviation it may detect.

II.2.2 the acts and actions of first-line managers and compliance of the goals defined for them (the level of expected profits versus the level of profits actually obtained, financial rating, accounting report quality, market share, etc.)

Include a description of the relevant aspects of Issuer’s Management Control policy providing details of the techniques employed and the frequency of the monitoring actions carried out by the Management Body.

x

The acts and actions of first-line managers and the fulfillment of their goals are evaluated on a permanent basis.

The Board as a whole and the Directors individually, through their participation in the different committees of the Bank, continuously evaluate the acts and actions of top management officers, in addition to the annual planning and evaluation contemplated in the Incentive Policy.

Furthermore, this review is carried out through the follow-up of the Business Plan and the Budget, which are responsibilities allocated by the Function Manual.

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Recommendation II.3: Disclose the evaluation process of Management’s performance and the impact thereof. Answer whether:

II.3.1 Each member of the Management Body complies with the Bylaws of the company and, if applicable, with the Operating rules and regulations of the Management Body. Provide details of the main provisions of such Operating rules and regulations. Indicate the degree of compliance with the company’s Bylaws and the Operating Rules and Regulations.

x

The Board of Directors has no operating rules and regulations. Each of its members fully complies with the provisions of the corporate bylaws. Section 10 of the Financial Entities Act contemplates certain conditions the Directors must comply with.

II.3.2 The Management Body reports the results of its administration taking into account the goals set at the beginning of the year, so that the shareholders are able to evaluate the compliance degree of such goals, which include both financial and non-financial aspects. Additionally, the Management Body submits a diagnosis on the compliance degree of the policies described in Recommendation II, items II.1.1. and II.1.2

Describe the main aspects of the evaluation made by the Shareholders’ Meeting regarding the degree of compliance on the part of the Management Body of the goals set at the beginning of the year and of the policies described in Recommendation II, items II.1.1 and II.1.2, specifying the date of the Shareholders’ Meeting during which such evaluation was submitted.

x

The Board of Directors discloses the results of its administration through the Annual Report and the Balance Sheet, pursuant to section 66 and 63 of the Business Company Act, respectively.

The Explanatory Report on the Code of Corporate Governance and the Corporate Governance Policy supplement the disclosure regarding the management scope.

Finally, it is worthwhile mentioning that the Directors’ administration has never been questioned by the shareholders.

Recommendation II.4: That the number of external and independent members be a significant proportion in the Management Body. Answer whether:
II.4.1 The proportion of executive external and independent officers (the latter as defined in the rules of this Commission) of the Management Body relates to Issuer’s capital structure.	x

The Bank has the number of independent directors that is necessary to meet the requirements of the rules of the Central Bank of the Republic of Argentina, the Argentine Securities Exchange Commission and the Securities and Exchange Commission (“SEC”) and relates to Issuer’s capital structure.

II.4.2 During the present year, the shareholders agreed at a Shareholders’ Meeting upon a policy aimed at keeping a proportion of at least 20% of independent members over the total number of members of the Management Body.

x

There is no need of a shareholders’ agreement to keep a proportion of at least 20% of independent members, pursuant to the laws mentioned in the preceding item.

The Bank complies with the indicated proportion since five out of the 12 members elected by the Shareholders’ Meeting to compose the Board of Directors have declared their independent capacity, and therefore, the proportion achieves 41% of the members.

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Describe the relevant aspects of such policy and any other shareholders agreement that may help to understand the way in which the members of the Management Body are designated and for how long. Specify whether the independent capacity of the members of the Management Body was questioned during the course of the present year and whether there has been any abstention due to conflict of interests.			The independent capacity of the members of the Board has not been questioned.

Recommendation II.5: Commit to the existence of rules and proceedings inherent to the selection and proposal of the members of the Management Body first-line managers. Answer whether:

II.5.1 Issuer has a Designations Committee	x		The Bank has a Designations Committee (known as Corporate Governance and Designations Committee)
II.5.1.1 composed by at least three members of the Management Body, a majority of which acts as independent member,		x	The Corporate Governance and Designations Committee is composed of three members of the Board and only one of them acts as independent director.

II.5.1.2 chaired by an independent member of the Management Body,	x		The Bank determined this Committee shall be chaired by an independent director.
II.5.1.3 whose members prove to have enough knowledge and experience in human capital policy matters	x		The members of the Committee have long and proved experience in terms of Human Resources and solid knowledge of the banking business.

II.5.1.4 that meets at least twice a year.	x		The Committee meets at least semi-annually.
II.5.1.5 whose decisions are not binding for the General Shareholders’ Meeting but rather of an advisory nature as to the selection of the members of the Management Body.	x

For the Argentine Law, the shareholders are the only ones authorized to propose the members who shall compose the Board.

According to the Board of Directors definition, under the Corporate Governance Policy, the directors must be morally suitable and have experience in and knowledge of the banking business. There are no formal requirements to participate in the board apart from those set forth by the applicable laws.

On the other hand, the Central Bank of the Republic of Argentina (BCRA), through its CREFI circulars (communications regarding the Creation and Operation of Financial Entities), sets forth evaluation criteria followed in order to grant the authorization to the directors designated by the shareholders’ meeting.

Pursuant to the rules of the BCRA, the boards of financial entities shall be composed of at least an 80% of persons with knowledge and previous experience related with financial activities.

Therefore, the background of the directors appointed by the shareholders’ meeting are evaluated by the Central Bank and such directors may not hold such positions without being previously authorized by the Board of such Institution.

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II.5.2 In case the entity has a Designations Committee, answer whether such Committee:
II.5.2.1. verifies the annual review and evaluation of its rules and regulations and suggests the Management Body the amendments for the approval thereof,	x		The Committee revises on an annual basis its rules and regulations and suggests to the Board any possible amendments or changes to be done.
II.5.2.2 proposes the development of criteria (qualification, experience, professional reputation, ethics and other) for the selection of new members of the Management and first-line managers,		x

The Board of Directors has defined the criteria for the selection of new members of the Board and included them in the Corporate Governance Policy (see II.5.1.5).

The Bank’s directors must be morally suitable and have experience in and knowledge of the banking business. There are no formal requirements to participate in the board apart from those set forth by the applicable laws.

Fulfillment with such requirements is evaluated at the time of the proposal for the designation of the directors made by the shareholders’ meeting as well as on a periodic basis during the time the director holds office as such.

As to First-line Managers, the Bank features a selection process that includes defining position requirements and search strategy, competence selection interviews, level of adjustment to the Bank’s culture and technical knowledge with Human Resources and the line, and also complementary pre-employment tests, aimed at gathering as much information as possible to choose the best candidate to fill the position.

II.5.2.3 identifies candidates to hold office as members of the Management Body to be proposed by the Committee to the General Shareholders’ Meeting,

We consider this item does not apply since the Argentine laws establish that the proposal for the designation of new Directors must be submitted by the shareholders, who have not delegated such functions.

II.5.2.4 suggests members of the Management Body who shall act as members of the different Committees within the Management Body in accordance with their background			We consider this item does not apply since the Board of Directors is the body deciding the composition of the Bank’s Committees.
II.5.2.5 recommends that the Chairman of the Board shall not simultaneously act as General Manager of Issuer	x

The Bank complies with this recommendation since the President of the Bank does not act as general manager. The Board has delegated certain functions and responsibilities to an Executive Committee (the creation of which is provided for in the bylaws). Two assistant managers, one of them with commercial functions and the other one with operating functions, report to such Executive Committee. Staff departments of the Board also depend of the Executive Committee.

II.5.2.6 ensures the availability of the resumes of the members of the Management Body and first-line managers in Issuer’s web site, where there is express indication of the term of their mandates in the first case,

x

Pursuant to the provisions of the Board contemplated in the Transparency Policy, the Bank’s web site shows the information regarding the composition and a brief description of the resumes of the directors, the members of the supervisory committee and first-line managers.

II.5.2.7 confirms the existence of a succession plan applicable to the Management Body and first-line managers			The Argentine laws grant the shareholders’ meeting the power to appoint the members of the board of directors of a company.

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x

First-line Managers. When companies need to develop a Business Strategy, they require physical and financial assets, and inevitably people to provide them with the knowledge and management capacity.

For this reason, the Bank decided that Human Capital must also be planned, in order to efficiently meet present and future requirements of the business.

This planning implies: identifying business needs and what competences and capabilities we will need; when should they be available and implementing actions to have the necessary professional resources for each moment.

It’s Banco Macro’s policy to have a qualified professional team to hold Management positions and to allow the Bank’s short, medium and long-term growth and development.

II.5.3 If applicable, please add any implemented policies designed by the Designations Committee of Issuer not mentioned in the preceding item.			Not Applicable.

Recommendation II.6: Evaluate whether it is convenient to have the members of the Management Committee and/or auditors and/or members of the supervisory committee rendering services for several Issuers.

Answer whether:

Issuer establishes a limit to the members of the Management Body and/or auditors and/or members of the supervisory committee to render services for or hold offices in other entities that are not part of the economic group, controlled by Issuer and/or of which Issuer is a member. Specify such limit and indicate whether during the year Issuer detected and verified any violation of such limit.

x

The board considers appropriate not to limit the number of companies in which the directors and/or auditors of the Bank may hold office as such. The board bases its decision in this respect on the diversity of knowledge and experience that such other offices may contribute to the directors and/or auditors.

This decision is contemplated in the Corporate Governance Policy as approved by the Board of Directors.

Recommendation II.7: Ensure the training and development of the members of the Management Body and first-line managers of Issuer Answer whether:

II.7.1 Issuer has continuing Training Programs related to Issuer’s needs for the members of the Management Body and first-line managers, which include matters regarding their role and responsibilities, the integral management of business risks, specific aspects of the business and the rules and regulations applicable thereto, corporate governance dynamics and matters regarding corporate social responsibility. In the case of the members of the Supervisory Committee, international accounting standards, audit and internal control principles and rules and specific capital market rules and regulations.

x

The Bank features a continuing formation and training program for the members of the Board and Top Management officers. In addition, these officers, within the scope of their responsibilities, have the possibility of arrange their training in different subjects related to the business, and the bank facilitates the necessary resources to allow such training.

During the last fiscal year, the Directors have attended training courses on Corporate Governance, Corporate Social Responsibility, Anti-Money Laundering, which have been given by independent and internal advisors and have had adequate compliance.

Besides, they are given information sessions related to regulatory matters of banking nature and also on micro and macroeconomic aspects.

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They frequently participate in courses, seminars or similar events on banking, anti-money laundering matters, among other subjects.

As to management executive officers, each year the Human Resources Department designs and implements the formation and training program.

II.7.2 Issuer encourages, by other means not described in II.7.1 above, the members of the Management Body and first-line managers to keep a constant training to complement is formation level in order to add value to Issuer. Indicate how Issuer accomplishes this.

x

The formation and training program is aimed at fostering the compromise of those who direct the company so that they are the main transmission sources both of knowledge and the Bank’s culture.

Therefore, our policy includes both internal and external training activities in order to allow the officers to propose the formation alternatives that best suit or meet their needs and the needs of the person to carry out his/her work at the Bank.

PRINCIPLE III. GUARANTEE AN EFFECTIVE POLICY OF IDENTIFICATION, MEASUREMENT, MANAGEMENT AND DISCLOSURE OF BUSINESS RISK

Recommendation III: The Management Body must have an integral business risk management policy and monitor the appropriate implementation thereof. Answer whether:

III.1 Issuer features integral business risk management policies (compliance with strategic, operating, financial goals, with account reporting requirements, laws and rules and regulations, among other). Please describe the most relevant aspects of such policies.

x

Macro Risk Management Policy defines the environment for the risk management process, under the notions of risk identification, measurement and monitoring. It also establishes the responsibilities of each level within the Organization in this process.

The risk management process includes the Board defining exposure limits for each of the risks, following up the exposure of each of such limits by the persons in charge, preparing periodic reports for the Risk Management Committee, following up the alerts and applying the relevant action plans to such alerts.

III.2 There is a Risk Management Committee within the Management Body or the General Management. Please inform about the existence of procedural guidelines and provide details of the principal risk factors that are specific for Issuer or its activity and the implemented mitigation actions. In the absence of such Committee, please describe the supervisory function performed by the Supervisory Committee as the risk management.

Additionally, specify the interaction level between the Management Body or its committees and Issuer’s General Management regarding the integral business risk management actions and proceedings.

x

The Board of Banco Macro approved the creation of a Risk Management Committee. One of its responsibilities is to ensure the definition of an independent risk management, coordinating the administration of the different kinds of risks and the corresponding persons in charge thereof.

In this sense, the Committees coordination includes the persons in charge of Financial Risk, Credit Risk, Operational Risk and Compliance Risk; being as well responsible for the application of the guidelines contemplated in the macro Risk Management policy. Both assistant general managers participate in the Committee as well.

Within the scope of risk management, each person in charge of risk management issues designs and implements the specific policies and proceedings applicable to each of the risks (credit, market, operational), follows up risk exposure based on the limits and/or thresholds defined for each risk in agreement with the Board. Additionally, the person in charge informs about any alerts that may arise and coordinates the implementation of the applicable action plans to regularize the situation. The description of the risk management framework is included in the Annual Report prepared for the present fiscal year, in the notes to the Financial Statements and in our Web site.

The Committee keeps the Board updated and informed about the risk management framework. The Board is aware of all the minutes of the meetings held by the Committee.

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III.3 There is an independent function within Issuer’s General Management that implements the integral risk management policies (function of the Risk Management Officer or equivalent). Specify.	x

Risk management responsibility falls on the Risk Committee.

The Risk Management Committee is in charge of following up Top Management’s activities as to credit, market, liquidity, operational, compliance and reputation risk management matters, among other things.

Is the responsibility of the Committee to establish an independent risk management, coordinating the administration of the different kind of risks and the corresponding persons in charge. It also advises and keeps the Board informed about the entity’s risks.

III.4 Integral risk management policies are constantly updated in accordance with the recommendations and methods recognized and accepted in this field. Specify which ones (Enterprise Risk Management, under the scope of COSO – Committee of Sponsoring Organizations of the Treadway Commission-, ISO 31000, IRAM 17551, section 404 of Sarbanes-Oxley Act, others)

x

Risk Management Policies are continuously updated, adjusting the bank’s practices to the best market practices, based on the model’s maturity.

Those officers in charge of Credit Risk, Market Risk, Operational Risk and Compliance Risk issues keep their policies and specific procedures updated and submit to the consideration of the Risk Committee any amendments or changes that must be introduced and, also, recommend the Committee the incorporation of improved aspects into the Macro Risk Management Policy.

Risk management policies are in line with the recommendations issued by the Basle Committee and the rules of the BCRA and complies with section 404 of Sarbanes-Oxley Act.

III.5 The Management Body communicates the results of supervision of risk management actions performed on a joint basis with the General Management in the financial statements and in the annual report. Describe the main aspects of the statements made therein.

x

The risk management framework is shown through the Notes to the Financial statements, the Annual Report for the relevant fiscal year, and in our Web site section called Investors Relations.

The main aspects of the disclosure involve a description of the process of identification, measurement, monitoring and control applicable to each risk, as well as the guidelines for stress tests and the methods used to determine de economic capital.

PRINCIPLE IV. PROTECT THE INTEGRITY OF FINANCIAL INFORMATION WITH INDEPENDENT AUDITS
Recommendation IV: Guarantee the independence and transparency of the functions entrusted to the Audit Committee and the Independent Auditor. Answer whether:

IV.1. At the time the Management Body appoints the members of the Audit Committee, taking into account that the majority of them must be independent, evaluates the convenience that such Audit Committee be presided by and independent member.

x

The Bank lists its shares in the New York Exchange; therefore it is subject to Rule 10A-3 of the Securities Exchange Act of 1934 (Section 303A.06), which establishes that all the members of the Audit Committee must be independent Directors.

The Bank’s Audit Committee is composed of three regular directors and one alternate director, who are independent under the rules of the CNV. Accordingly, the Chairman of the Audit Committee must be an independent Director.

IV.2 There is an internal audit function reporting to the Audit Committee or to the Chairman of the Management Body and that is in charge of evaluating the internal control system.	x

There is an Internal Audit function that reports to the SEC Audit Committee and the Internal Audit Committee (the latter, required under the provisions of the Central Bank of the Republic of Argentina).

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Indicate whether the Audit Committee or the Management Body makes an annual evaluation about the performance of the internal audit department and the degree of independence of its professional work, meaning that the professionals in charge of such function are independent from the rest of the operating departments and also meet independency requirements as to the controlling shareholders or related entities having significant influence on Issuer.

Specify, as well, whether the internal audit function carries out its work in accordance with the standards of international profession of internal audit issued by the Institute of Internal Auditors (IIA).

The SEC Audit Committee performs an annual review on the performance of the Internal Audit department and also on the degree of independence of such activities. This evaluation is carried out by reviewing the internal auditors’ plans and the performance thereof. Particularly, there are periodic meetings with them in order to learn about: i) their responsibilities, ii) the internal audit policies and proceedings, iii) the scope and plans for the fiscal year, including the sufficiency of available resources to be used, personnel’s experience and related costs, iv) their evaluation on the quality of the controls carried out by the Entity, v) fraud-related risk factors, and vi) the kind of reports issued thereby and to whom they address and send such reports. In addition, they discuss about: i) the quality of the Entity’s general control environment, ii) the material recommendations to improve internal controls and the Board’s response to such recommendations, iii) the treatment given to material recommendations issued by independent auditors in order to improve internal control and, iv) the effectiveness of internal controls over the accounting reports to be used by third parties.

The Internal Audit department reports directly to the Committee, being independent form the operating and business departments.

The internal audit department performs its work in accordance with the standards of international profession of internal audit issued by the Institute of Internal Auditors (IIA).

In addition, the Internal Audit department is evaluated by the Central Bank of the Republic of Argentina.

IV.3 The members of the Audit Committee perform an annual evaluation of the competence, independence and performance of Independent Auditors appointed by the Shareholders’ Meeting. Describe the relevant aspects of the proceedings used to carry out such evaluation.

x

The SEC Audit Committee makes an annual evaluation of the competence, experience and performance of Independent Auditors, through periodic meetings with them in order to learn about: i) the internal quality controls the have, ii) the scope and plans for their reviews limited by interim periods and for their audit for the final year, including the sufficiency of the resources to be used and the fees, iii) their evaluation of the risk of material errors in the financial statements and the designed controls, iv) the departments evaluated as of higher risk, and v) internal control improvement recommendations. Besides, at such meetings the Audit Committee and the Independent Auditors discuss about: i) critical accounting policies and alternative accounting treatments discussed with the Management, ii) the most significant estimates and opinions, iii) changes in the scope of the work or proceedings planned due to a change in risk assessment, iii) weakness in internal control of accounting reporting, iv) the use of specialized people or experts in material matters, and v) the results of their limited reviews and audits.

Finally, the Committee evaluates the different professional services and their relationship with independence, pursuant to the provisions of the professional standards, the CNV’s rules and regulations and the internal policies aimed at ensuring compliance with the above described independence rules and/or standards. The Bank has obtained information on the composition of the fees billed by the different services rendered in accordance with the categorization defined under the CNV’s rules and regulations.

The Independent Auditors’ function is in turn evaluated by the Central Bank of the Republic of Argentina.

IV.4 Issuer features any policy regarding the rotation of the members of the Supervisory Committee and/or the Independent Auditor; and in connection with the latter, whether such rotation includes the auditors company or firm or only the individuals that are members thereof.	x

The provisions of the Central Bank of the Republic of Argentina, through the CONAU rules – Accounting and Audit, Chapter F – Minimum Provisions on Independent Audits of the BCRA, provide for the rotation of the signing partner every five years.

On the other hand, the provisions of the CNV for issuing companies provide that the maximum period in which an firm or company may perform audit functions in an entity authorized to make public offering of its negotiable securities, must not exceed THREE (3) years and that the members of such audit firm or company may not act as such form more than TWO (2) years.

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In addition, the Bank has no rotation policy applicable to the members of the Supervisory Committee, since the designation thereof is the responsibility of the shareholders.
PRINCIPLE V. RESPECT THE RIGHTS OF SHAREHOLDERS
Recommendation V.1: Ensure shareholders have access to Issuer’s information. Answer whether:

V.1.1 The Management Body promotes periodic information meetings with the shareholders simultaneously with the presentation of the interim financial statements. Provide details and indicate the number and frequency of the meetings held during the year.

x

The Investor Relations department, operating within the Finance Managing Department and whose purpose is to create and maintain relations with institutional investors, analysts and other agents of the local and international financial system, organized during 2012 four public conference calls with investors, in which they submitted the quarterly/annual statements of income.

V.1.2 Issuer features mechanisms to keep investors informed and a specialized department to attend to their queries. It also has a web site available to the shareholders and other investors, and allowing an access channel for them to be able to contact among themselves. Provide details.

x

Issuer features a cannel open to investors through its web site and a specialized department devoted to managing Investor Relations through which investors may direct their queries and/or requests.

Additionally, Issuer hired a press release distribution services and a mail distribution system (mailing) that allows the distribution of all news Issuer considers relevant.

Due to the shareholding structure of Banco Macro and the knowledge they have of each other, the Bank does not consider necessary to establish access channels to allow the shareholders to contact among themselves.

Recommendation V.2: Encourage shareholders’ active participation. Answer whether:

V.2.1 The Management Body adopts actions to encourage the participation of all the shareholders in the General Shareholders’ Meetings. Specify, differentiating those measures or actions required by law and those voluntarily offered by Issuer to its shareholders.

x

Banco Macro considers very important to encourage and Foster the attendance and active participation of minority shareholders in the meetings. The Board is permanently watching over the respect of the rights of all the shareholders.

There are no restrictions at all which may limit the participation of such shareholders, being their rights legally and statutorily guaranteed and protected.

V.2.2 2 The General Shareholders Meeting has Rules and Regulations for its operation that ensure the information is available to the shareholders, sufficiently in advance for decision making. Describe the main guidelines of such Rules and Regulations.

x

The provisions of the Business Company Act No. 19550 ensure that the information and documentation for decision making by the shareholders’ meeting is available to the shareholders sufficiently in advance.

V.2.3 The mechanisms implemented by Issuer for the minority shareholders to propose matters to be discussed at the General Shareholders’ Meeting pursuant to the laws in force. Explain the results.	x

Banco Macro complies with the mechanisms established under Act 19550 and the Rules of the Argentine Securities Exchange Commission (CNV), so that the minority shareholders may propose mattes to be discussed at the General Shareholders’ Meeting.

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V.2.4 Issuer features policies encouraging the participation of the most relevant shareholders, such as institutional investors. Specify.	x

Banco Macro complies with the applicable laws and, therefore, gives the same treatment to all the shareholders.

The Bank has a department of Investor Relations devoted to create and maintain relations with institutional investors, analysts and other local and international financial system agents.

V.2.5 At Shareholders’ Meetings, the agenda of which includes the designation of members of the Management Body, the entity discloses, prior to voting: (i) the position of each of the candidates as to the adoption or not of a Code of Corporate Governance; and (ii) the basis for such position.

The Bank has determined that these representations be made at shareholders’ meetings and this aspect is communicated to the shareholders in the notice calling to the relevant meeting.
Recommendation V.3: Guarantee the equity principle between share and vote. Answer whether:
Issuer features a policy that encourages the equity principle between share and vote. Indicate the changes in the composition of outstanding shares per class during the last three years.	X

Pursuant to Sect. 216 of the Business Company Act, no shares with privileged voting rights may be issued after the company has been authorized to enter the public offering regime.

Therefore, at present Banco Macro cannot issue shares with plural voting votes. The existing 11,235,670 shares with 5 votes represent 1.9% of the total outstanding shares.

The composition of the capital stock has not changed during the last three years:

Class A Shares: 11,235,670

Class A + Class B Shares: 594,485,168

Recommendation V.4: Define mechanisms to protect all the shareholders from control changes. Answer whether:
Issuer adheres to the public offering regime of mandatory acquisition. Otherwise, specify if there are other alternative mechanisms provided for in the entity’s bylaws, such as tag along or other.	x	Banco Macro adheres to the mandatory public offering regime of acquisition under the Capital Markets Act and its applicable rules and regulations (General Resolution 622/13) issued by the CNV.

Recommendation V.5: Increase the percentage of outstanding shares over capital sock.. Answer whether:

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Issuer has a stock dispersion of at least 20% for its common shares. Otherwise, Issuer has a policy aimed at increasing stock dispersion in the market.

Indicate Issuer’s stock dispersion as a percentage of Issuer’s capital stock and the changes it went through during the last three years.

x	Banco Macro’s stock dispersion index is above the 20% defined as good practice. Three comparative years: (Add Table)

	Floating	Anses (FGS)	Controlling Group
12/31/2011	31.3	30.72	37.94
12/31/2012	29.84	30.97	39.19
31/12/2013	30.37	30.97	38.66

Recommendation V.6: Ensure a transparent dividend policy. Answer whether:
V.6.1 Issuer features a dividend distribution policy under the Corporate Bylaws and approved by the Shareholders’ Meeting, which establish the conditions to distribute dividends in cash or in kind. If such policy exists, indicate the criteria, frequency and conditions that must be met to declare the payment of dividends.	x

Section 32 of the bylaws provides for the application by shareholders’ meeting shall of the net profits reported in the financial statements as approved by such management.

The Corporate Governance Policy provides that the dividend distribution policy of Banco Macro is based on keeping the appropriate balance between the distributed amounts and the investment and expansion policies of the Bank. It is worthwhile to mention that this dividend policy may be conditioned in the future for the existence of market regulations and for the strategic plans that the company may adopt on each opportunity.

Additionally, the distribution of dividends to shareholders is regulated by Communication “A” 5072 (Revised CONAU-B. Accounts Manual – 9. Income Distribution) issued by the Central Bank of the Republic of Argentina and subject to its express approval.

V.6.2 Issuer has documented processes for the preparation of the proposal regarding the application of accumulated earnings of Issuer deriving in the creation of legal, statutory or voluntary reserve funds, or carry forwards and/or payment of dividends.

Explain such processes and provide details as to which Shareholders’ Meeting approved the distribution (in cash or in kind) or otherwise resolved no to distribute such earnings, in case there are no provisions regarding this aspect in the Corporate Bylaws.

x

The Bank features a procedure for the preparation of the “Year Profit Distribution Project”. Such procedure involves the determination of the distributable amount under the provisions of Communication “A” 5372 of the Central Bank of the Republic of Argentina, the issuance of accompanying reports on the results thereof, the effects of the potential distribution of profits on the technical relationships with the BCRA, the Banks financial position and Business Plan. These reports are submitted to the Board of Directors to be taken into account at the time of making the proposal to be submitted to the Shareholders’ Meeting, which shall be previously authorized to by the Superintendency of Financial and Exchange Entities, in case it contemplates the distribution of cash dividends.

The Shareholders’ Meeting held on April 11th 2013 resolved to apply the retained earnings of the year 2012 as follows:

“Total Retained Earnings: 1,556,555,031.47 , applied as follows: a) AR $298,724,146.29 to the Legal Reserve fund; b) AR $71,916,000.00 to the Statutory Reserve fund – Special Statutory Reserve Fund for Subordinated Debt Instruments under the global program of Negotiable Obligations approved by the general shareholders’ meeting held on September 1st 2006; c) AR$ 15.234.165,18 to tax on corporate personal assets and participating interests; d) AR$ 1.170.680.720,00 to the optional reserve fund for future distributions, pursuant to Communication “A” 5273 issued by the Central Bank of the Republic of Argentina.

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PRINCIPLE VI. MAINTAIN A DIRECT AND RESPONSIBLE RELATIONSHIP WITH THE COMMUNITY
Recommendation VI: Provide to the community the disclosure of matters related to Issuer and a direct communication channel with the company. Answer whether:

VI.1 Issuer features an updated public access Web site, not only providing company-related information (bylaws, economic group, composition of the Management Body, financial statements, annual report, among other information) but also servicing and attending to customers queries in general.

x

Banco Macro’s Web site contains an “Investors” link where the Bank presents company-related information required to comply with the best practices.

In addition the Bank has defined several contact mechanisms through the channels receiving customers’ queries (branch offices, call center, customer service, Internet banking).

VI.2 Issuer issues a Social Corporate and Environmental Responsibility Report on an annual basis, under the verification of an Independent Auditor. In case it does so, indicate the scope or legal or geographical coverage thereof and where to find it. Specify which standards or initiatives Issuer has adopted to carry out its corporate social responsibility policy (Global Reporting Initiative and/or United Nations Global Compact ISO 26,000, SA8000, Milenium Development Goals, ESG 21-Foretica, AA 1000, Equator Principles, among other).

x

Banco Macro issues from the year 2007 its annual report on Corporate Social and Environmental Responsibility accounting for the actions performed throughout the country. For the preparation thereof the Bank uses the guidelines provided under G3 standards of the Global Reporting Initiative (GRI). This document represents in addition the Communication on Progress that the members of the United Nations Global Compact must annually submit and to which we adhere since 2009. The report had in its last edition a revision made by the Bank’s Internal Audit department. These documents are available in http://macro.com.ar/institucional

PRINCIPLE VII. PAY FAIR AND RESPONSIBLE REMMUNERATIONS

Recommendation VII: Define clear remmuneration policies applicable to the members of the Management Body and first-line managers, paying particular attention to the recognition of conventional or statutory limitations based on the existence or non-existence of earnings.

Answer whether:

VII.1 Issuer has a Remuneration Committee	x

The Board has established the creation of an Incentive Committee, with responsibilities regarding the supervision of the economic incentive system applicable to the Bank’s personnel and its consistency with the Entity’s culture, goals, long-term business, strategy and control environment and prudent assumption of risks. In the definition and description of such responsibilities the Entity considered the recommendations issued by the Central Bank of the Republic of Argentina in its Communication “A” 5201 – Financial Entities Corporate Governance Guidelines.

VII.1.1 composed of at least three members of the Management Body, in its majority independent members,		X	The Incentives Committee is composed of 3 members, out of which one is an independent director.
VII.1.2 presided by an independent member of the Management Body,	x		The Remuneration Committee is presided by an independent director.

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VII.1.3 composed by members who prove to have sufficient knowledge and experience in human resources policies,	x			The Committee members prove to have knowledge and experience in banking business matters and in human resource management-related policies.
VII.1.4 that meets at least twice a year,	X			The Committee meets at least semiannually.

VII.1.5 whose decisions are not necessarily binding upon the General Shareholders’ Meeting or the Supervisory Committee , but are of an advisory nature as to the remuneration of the members of the Management Body.

x

The Argentine laws provide that the Shareholders’ Meeting shall evaluate on an annual basis the performance and acts of the Board at the time of holding the general meeting evaluating the matters provided for under subsections 1 and 2 of section 234 of the Business Company Act No. 19550. To the date hereof, such body has not evaluated the possibility that the Board evaluates its own performance prior to the holding of such Shareholders’ Meeting.

VII.2 If Issuer does not have a Remunerations Committee, answer whether:

VII.2.1 it ensures the existence of a clear relationship between the key personnel’s performance and the fixed and variable remuneration thereof, taking into account the risks assumed and the management thereof,

x

The Variable Remuneration program, within the scope of the Remuneration Policy, is consistent with the mission and values of the organization, the goals, the long-term business sustainability, the strategy, the control environment and the prudent assumption of risks. The Variable Remuneration is aimed at recognizing the extraordinary performance of the employees in accordance with:

•    the employee’s contribution to the results obtained

•    the employee’s acts in line with the mission and values of the Organization

The relevant variables for the determination of the remunerations are the following:

•    Position’s degree of responsibility and complexity

•      Employee’s Capacities and Potential

•      Employee’s Performance and Results

•    Position with respect to reference market

•      Organization’s results

VII.2.2 it supervises that the variable portion of the remuneration of the members of the Management Body and first-line managers relates to the medium/long-term performance of Issuer,		x

The Incentives Committee supervises compliance with the Remuneration Policy and carries out an annual revision of the entire incentive system. The Remuneration Policy, in its chapter on variable remuneration, includes the First-line Managers and some supervision positions.

The remuneration of the Directors is determined by the Shareholders’ Meeting that evaluates on annual basis the performance and acts of the Board at time of holding the general meeting called to consider the matters provided for under subsections 1 and 2 of section 234 of the Business Company Act No. 19550.

The shareholders’ meeting defines a fixed amount as annual remuneration of the directors in accordance with reasonability criteria, based on the results obtained during their administration, taking into account the provisions of the Business Company Act No. 19550, as amended and supplemented and the Rules of the Argentine Securities Exchange Commission (CNV).

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VII.2.3 it revises the competitive position of Issuer’s policies and practices as to remunerations and benefits of comparable companies, and recommends or does not recommend changes,	X	The Remuneration Policy includes as fixed remuneration revision mechanism the evaluation of the level thereof within the market scenario.
VII.2.4 it defines and communicates Issuer’s employee-retention, promotion, dismissal and suspension policy applicable to key personnel,	X

The Remuneration Policy, the supervision of which is the responsibility of the Incentive Committee, contemplates the mechanisms to be applied in order to evaluate the retention and promotion of the employees marked as key employees for the organization.

On the other hand, the Bank has implemented a Code of Ethics and a Code of Business Conduct applicable to its officers. Deviations from internal compliance standards, is within the scope of the Ethics and Compliance Committee and some of the penalties are the suspension or dismissal of employees.

VII.2.5 it informs the guidelines to determine the retirement programs for the members of Issuer’s Management Body and first-line managers,		Not applicable since Issuer has not defined retirement programs.
VII.2.6 it accounts on a regular basis for the actions taken and the matters analyzed during its meetings to the Management Body and the Shareholders’ Meeting,	x	The Board acknowledges the minutes of the meetings held by the Incentive Committee.

VII.2.7 it guarantees the presence of the chairman of the Remuneration Committee at the General Shareholders’ Meeting approving the remunerations payable to the Management Body for the chairman to explain Issuer’s policy as to the remuneration of the members of the Management Body and first-line managers.

This item does not apply since the shareholders’ meeting determines the annual remuneration of the directors in accordance with the reasonability criteria, based on the results obtained during their administration, taking into account the provisions of the Business Company Act No. 19550, as amended and supplemented and the Rules of the Argentine Securities Exchange Commission (CNV).

In addition, it is not applicable for the reasons described in the Remuneration Policy and because in the case of Banco Macro First-line Managers are hired by the Bank and receive no additional payments apart from their remuneration.

VII.3 If relevant, please mention the policies applied by the Remuneration Committee of Issuer not described in the preceding section.		Not applicable.
VII.4 If Issuer has a Remuneration Committee, explain how the functions described in VII.2 are performed within the Management Body.		Not applicable.

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PRINCIPLE VIII. ENCOURAGE CORPORATE ETHICS
Recommendation VIII: Guarantee ethical behavior within Issuer. Answer whether:

VIII.1 Issuer has a Code of Business Conduct. Describe the main guidelines and if such Code is available to the public in general. Answer if such Code is signed by at least the members of the Management Body and first-line managers. Indicate whether Issuer’s employees are encouraged to apply such Code to suppliers and customers.

x

Banco Macro has adopted a Code of Ethics for first-line financial officers (hereinafter referred to as the “Code of Ethics”), applicable to directors and first-line managers of the Bank and to the persons that carry out similar functions (jointly referred to as “First-line Financial Officers”). This Code is available to the public in general and can be found in our corporate web site.

The Bank expects all its employees to act in accordance with the highest personal and professional integrity levels in all aspects of their activity, to comply with the applicable laws, to discourage the performance of reprehensible acts and to abide by the Bank’s Code of Conduct and other policies and proceedings adopted by the entity and that regulate the conduct of its employees. This Code of Ethics supplements the Bank’s Code of Conduct.

Furthermore, the Bank has implemented the Code of Conduct for Suppliers, aimed at transmitting suppliers the mission, philosophy and values of the Bank, so as to bring to them the responsibility of sustainable actions. This Code includes aspects such as Ethical Behavior, Human Rights, Employment Practices, Environment and Conduct.

VIII.2 Issuer features mechanisms to receive the reporting of any unlawful act or any non-ethical action, in person or through any electronic means ensuring the information transmitted meets high confidentiality and integrity standards, such as those of registration and preservation of information. Indicate whether the report-reception and evaluation services are rendered by Issuer’s personnel or by independent professionals for additional protection of those who report this kind of acts or behavior.	x

In line with its integrity and transparency standards, Banco Macro has made available to its personnel, suppliers, investors, and third parties in general, a confidential communication cannel known as Transparency Line.

This communication channel allows the reporting of any possible irregularities, including without limitation, those regarding accounting, audit and internal control issues.

The reports may be sent in writing by generating an electronic document through our Transparency Line available 24 x 7. In order to facilitate the analysis of the reports addressed to the Transparence Line it is very important to describe all details regarding: what happened, who were the persons involved, when, how and where such behavior or act took place.

The Audit Committee analyzes the reports received through our Transparency Line, considering all the information furnished in such reports as strictly confidential to the extent permitted by the applicable law. The reports are received and evaluated by the Bank’s personnel reporting to the Committee.

VIII.3 Issuers features policies, processes and systems to manage and resolve the reports described in item VIII.2. Please describe the most relevant aspects thereof and indicate the degree of involvement of the Audit Committee in such resolutions, particularly in those related to accounting reporting internal control issues and to the behavior of the members of the Management Body and first-line managers.

x

The Audit Committee has defined proceedings to manage and resolve the reports received through the Bank’s Transparency Line.

The reports are entered through a link in the Bank’s web site and subsequently registered in a system that returns the person entering such report a control number. This number allows the person to follow up the situation or stage of the process.

The reports are evaluated by the personnel supervised by the Audit Committee and managed on an independent basis, therefore, the Audit Committee is absolutely involved.

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PRINCIPLE IX: GO DEEPER INTO THE SCOPE OF THE CODE

Recommendation IX: Encourage the incorporation good practices of corporate governance provisions into the Bylaws. Answer whether:
The Management Body evaluates if the provisions of the Code of Corporate Governance must be reflected, totally or partially, in Issuer’s Bylaws, including the general and particular responsibilities of the Management Body. Indicate which provisions are actually included in the Bylaws from the effective day of the Code up to the present day.	x	The general and special shareholders’ meeting held on April 21st 2009 resolved to incorporate section 23 bis into the bylaws. This section provides that the Board of Directors may create a Designations and Corporate Governance Committee. Within the scope of such section, on November 7th 2011 the Board resolved to create a Designations and Corporate Governance Committee effective as of January 1st 2012, as well as the Risk Management Committee, the Incentives Committee and the Ethics and Compliance Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 8, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director